PE
3-21-01

02024731

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

INDEX



Press Release

March 21, 2002

Toronto, Ontario – **Kinross Gold Corporation ("Kinross"; TSE-K; Amex-KGC)** and **Kinam Gold Inc. ("Kinam"; Amex-KGC^B)** announced today that Kinross is extending its cash tender offer of $16.00 per share for Kinam's $3.75 Series B Convertible Preferred Shares not already owned by Kinross until Midnight Eastern Time on March 28, 2002. In connection with this extension, Kinross is mailing additional offering materials to the holders of the Kinam Preferred Stock. Through 5:00 p.m. Eastern Time on March 20, 2002, approximately 652,000 shares of Kinam Preferred Stock had been tendered into the Kinross offer. There are 1,840,000 shares of Kinam Preferred Stock issued and outstanding of which 945,400 shares were held by Kinross prior to the commencement of this tender offer.

-30-

For additional information e-mail info@kinross.com or contact:

Gordon A. McCreary
Vice President Investor Relations and Corporate Development
Kinross Gold Corporation
(416) 365-5132

Press Release April 1, 2002

Toronto, Ontario – **Kinross Gold Corporation ("Kinross"; TSE-K; Amex-KGC)** and **Kinam Gold, Inc. ("Kinam"; Amex-KGC^B)** announced today that an aggregate of 652,992 shares of Kinam's $3.75 Series B Convertible Preferred Shares were tendered into Kinross' cash tender offer which expired March 28, 2002. The tender offer by Kinross was to acquire the $3.75 Series B Convertible Preferred Shares of Kinam that Kinross did not previously own for a price of $16.00 per share. Kinross has accepted all shares that were tendered, giving it ownership of 86.9% of the issued and outstanding Kinam Preferred Shares. Kinross has transferred the money for the shares that were accepted to Alpine Fiduciary Services, Inc., the depositary for the tender offer, which will disperse the funds to the shareholders during the week of April 1, 2002.

In order to accommodate those holders of Kinam $3.75 Series B Convertible Preferred Shares who were not able to tender their shares prior to the expiration date for any reason, Kinross is providing a subsequent offering period that will extend through 5:00 p.m. Eastern Time on April 4, 2002. Holders who did not participate during the initial offering period can tender their shares by complying with the delivery instructions set forth in the Offer to Purchase and Transmittal Letter previously provided to shareholders. All tenders must be received by Alpine Fiduciary Services, Inc. before the expiration of the subsequent offering period at 5:00 p. m. Eastern Time on April 4, 2002. There will be no withdrawal rights during the subsequent offering period and all shares tendered will be immediately accepted by Kinross. Kinross will pay $16.00 per share for all shares properly tendered during the subsequent offering period. Holders who properly tendered their shares during the initial offering period do not need to take any further action. Holders seeking additional information on how to tender their shares or any other aspect of the subsequent offering period should contact the Information Agent, Georgeson Shareholder Communications, Inc., at (800) 223-2064.

-30-

For additional information e-mail info@kinross.com *or contact:*

Gordon A. McCreary
Vice President Investor Relations and Corporate Development
Kinross Gold Corporation
(416) 365-5132

KINROSS GOLD CORPORATION
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

April 1, 2002

Item 3. Press Releases

Press release was issued by Kinross in Toronto on April 1, 2002 with respect to the material changes and filed via SEDAR.

Item 4. Summary of Material Change

On April 1, 2002 Kinross Gold Corporation announced the results of the Cash Tender Offer for the Kinam $3.75 Series B Convertible Preferred Shares made by Kinross Gold U.S.A, Inc., its wholly owned subsidiary.

Item 5. Full Description of Material Change

Toronto, Ontario – **Kinross Gold Corporation ("Kinross"; TSE-K; Amex-KGC)** and **Kinam Gold, Inc. ("Kinam"; Amex-KGC^B)** announced today that an aggregate of 652,992 shares of Kinam's $3.75 Series B Convertible Preferred Shares were tendered into Kinross' cash tender offer which expired March 28, 2002. The tender offer by Kinross was to acquire the $3.75 Series B Convertible Preferred Shares of Kinam that Kinross did not previously own for a price of $16.00 per share. Kinross has accepted all shares that were tendered, giving it ownership of 86.9% of the issued and outstanding Kinam Preferred Shares. Kinross has transferred the money for the shares that were accepted to Alpine Fiduciary Services, Inc., the depositary for the tender offer, which will disperse the funds to the shareholders during the week of April 1, 2002.

In order to accommodate those holders of Kinam $3.75 Series B Convertible Preferred Shares who were not able to tender their shares prior to the expiration date for any reason, Kinross is providing a subsequent offering period that will extend through 5:00 p.m. Eastern Time on April 4, 2002. Holders who did not participate during the initial offering period can tender their shares by complying with the delivery instructions set forth in the Offer to Purchase and Transmittal Letter previously provided to shareholders. All tenders must be received by Alpine Fiduciary Services, Inc. before the expiration of the subsequent offering period at 5:00 p. m. Eastern Time on April 4, 2002. There will be no withdrawal rights during the subsequent offering period and all shares tendered will be immediately accepted by Kinross. Kinross will pay $16.00 per share for all shares properly tendered during the subsequent offering period. Holders who properly tendered their shares during the initial offering period do not need to take any further action. Holders seeking additional information on how to tender their shares or any other aspect of the subsequent offering period should contact the Information Agent, Georgeson Shareholder Communications, Inc., at (800) 223-2064.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 5th day of April, 2002.

KINROSS GOLD CORPORATION

PER: Shelley M. Riley/
Shelley M. Riley
Corporate Secretary

PROXY SOLICITED BY THE MANAGEMENT OF
KINROSS GOLD CORPORATION
for use at the
Annual General Meeting of Shareholders to be
held on April 30, 2002

The undersigned holder of common shares of **KINROSS GOLD CORPORATION** (the "**Corporation**") hereby appoints Robert M. Buchan, Chairman and Chief Executive Officer, or failing him, Shelley M. Riley, Corporate Secretary, or failing either of them, ____________________________ as proxy to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on Tuesday, April 30, 2002 at 4:30 p.m. (Toronto time) at the Design Exchange, 234 Bay Street, in the City of Toronto, in the Province of Ontario and at every adjournment thereof as follows with full power of substitution:

1. VOTE FOR [ ] or WITHHOLD VOTE [ ] with respect to the election of the board of directors for the ensuing year;

2. VOTE FOR [ ] or WITHHOLD VOTE [ ] with respect to the re-appointment of Deloitte & Touche, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

3. VOTE at the discretion of the proxy nominee on any amendments or variations to the foregoing and on such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This proxy is solicited hereby by or on behalf of the management of the Corporation.

DATED: ________________________________, 2002.

____
Signature of Shareholder
(Please sign exactly as your name appears on this form)

____
Name

____

Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing, exactly as the shareholder's name appears on their share certificate(s). If the shareholder is a corporation, it should be executed by an officer of officers or attorney for the corporation duly authorized and its corporate seal should be affixed hereto. If the instrument of proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers or an attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy instrument. Shareholders must ensure that they fill in the date on the proxy. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the designated persons hereof and inserting such person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Trust Company of Canada in the envelope provided.**

3. **The common shares of the Corporation represented by this proxy will be voted on items 1,2 and 3 as the shareholder may have specified by marking an "X" in the spaces provided for that purpose. If no choice is specified, the common shares of the Corporation will be voted as if the shareholder had specified an affirmative vote. In respect of amendments or variations to matters identified in the Notice of Annual General Meeting of Shareholders or other matters which may properly come before the Meeting, this proxy confers discretionary authority on the proxy holder to vote as the proxyholder sees fit.**

4. Reference is made to the accompanying Notice of Annual General Meeting of Shareholders and Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

5. A completed proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, Canada M5J 2Y1 no later than 4:30 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

TIMELESS


FEDERAL
BD03132320C
D4
THIS NOTE IS LEGAL TENDER
FOR ALL DEBTS, PUBLIC AND PRIVATE
SERIES
1996
JACKSON

KINROSS GOLD CORPORATION – 2001 ANNUAL REPORT

1904 American $20 Liberty Double Eagle gold coin contains 0.9877 ounces of gold. This Liberty Double Eagle was last minted as legal tender in 1907 but was replaced by the $20 Saint Gaudens gold coin containing the same amount of gold and minted as legal tender until 1933. Based on the Comex closing gold price of $296.50 per ounce on February 28, 2002, the contained gold value of these coins was $287.01. Therefore as of February 28, 2002, the legal tender value of a 1933 American bank note of $20 compares to the contained gold value of these $20 American gold coins of $287.01. This gold value equates to an approximate 4% compounded annual rate of return from 1933 to today. Not bad, given the strength of the U.S. dollar relative to gold over the last five years.


RESERVE NOTE
20
THE
UNITED STATES
OF AMERICA
BD 03132320 C
20
TWENTY DOLLARS


BANCO DE MEX
50
PESOS
50

1947 Mexican 50 peso gold coin* contains 1.2057 ounces of gold. Based on the Comex closing gold price of $296.50 per ounce on February 28, 2002, the contained gold value of this coin was $357.49. The new 50 peso Mexican bank note shown was first introduced on January 1, 1993 when one new peso equated to 1,000 old pesos. Therefore, based on the exchange rate of February 28, 2002, the legal tender value of a 1947 Mexican 50 peso bank note equates to a value of $0.00548 (about half of a cent) and compares to the contained gold value of the 50 peso Mexican gold coin of $357.49.

1990 Soviet 100 ruble gold coin* contains 0.5000 ounces of gold. Based on the Comex closing gold price of $296.50 per ounce on February 28, 2002, the contained gold value of this coin was $148.25. The new 100 ruble Russian bank note shown was first introduced on August 4, 1997 when one new ruble equated to 1,000 old rubles. Therefore, based on the exchange rate of February 28, 2002, the legal tender value of a 1990 Russian 100 ruble bank note equates to a value of $0.00323 (about one third of a cent) and compares to the contained gold value of the 100 ruble Russian gold coin of $148.25.


SERIE
BW
PESOS


СССР
100
РУБЛЕЙ
100
С 0372663
100
БАНКА РОССИИ
ПРЕСЛЕДУЕТСЯ
ПО ЗАКОНУ

* It should be noted that recently issued gold coins such as the 50 peso and 100 ruble coins had a face value for legal tender considerably less than the contained gold value calculated at the official exchange rate. For example, at the official exchange rate in 1990 of 0.6 old rubles to the U.S. dollar and the average gold price in 1990 of $383.59 (London PM Fix) the 100 ruble coin contained approximately 320 rubles of gold. However, in 1990 the unofficial exchange rate is rumored to have been as high as 12 rubles to the dollar or about twenty times the official rate and the 100 ruble coin contained approximately 16 rubles of gold based on this calculation.

CORPORATE PROFILE

IN 2001, KINROSS GOLD CORPORATION MADE SIGNIFICANT PROGRESS IN STRENGTHENING OUR BALANCE SHEET BY PAYING DOWN DEBT AND BY ACQUIRING 51.4% OF THE KINAM PREFERRED SHARES, WHILE MODESTLY INCREASING OUR CASH BALANCE. AS NORTH AMERICA'S FOURTH LARGEST PRIMARY GOLD PRODUCER, KINROSS' ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION INCREASED SLIGHTLY IN 2001 COMPARED TO 2000 WHILE OUR TOTAL CASH COSTS PER OUNCE DECLINED BY 4% TO $193. BY VIRTUE OF OUR RELATIVELY SMALL GOLD HEDGE POSITION AND OUR LARGE PRODUCTION AND RESOURCE BASE, KINROSS HAS ONE OF THE HIGHEST LEVERAGES TO CHANGES IN GOLD PRICE.

CONTENTS

Note All dollar amounts contained in this report are expressed in U.S. dollars unless otherwise specified.

Cautionary Statement This document includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

CASH MARGIN PER OUNCE OF PRODUCTION


Gold Equivalent Production (000's of ounces)
Total Cash Costs & Realized Gold Prices ($/ounce)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
400
300
200
100
0
1997
1998
1999
2000
2001
Gold Equivalent Production
Realized Gold Prices
Total Cash Costs



CASH FLOW PROVIDED FROM OPERATING ACTIVITIES

(millions $)


110
100
90
80
70
60
50
40
30
20
10
1997
1998
1999
2000
2001

2001 ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION

Kinross Gold Corporation's Share for the year-ended December 31, 2001.

Operations	Company's Share of Production (%)	Gold Equivalent Production (ounces)
Fort Knox	100.0	411,221
Hoyle Pond	100.0	156,581
Kubaka	54.7	237,162
Refugio	50.0	67,211
Blanket	100.0	39,592
Denton Rawhide	15.7	17,713
		929,480
Residual Properties		15,323
Total		944,803


George/Goose Lake
Fort Knox
Kubaka (54.7%)
Birkachan (54.7%)
Denton-Rawhide (15.7%)
Hoyle Pond
Pamour
El Dorado (32.1%)
Angostura (18.6%)
Blanket
Refugio (50%)
Andacollo (32.1%)
Norseman
(Mt. Henry & Selene)
Primary Operations
Other Sources Of Attributable Production
Advanced Exploration/Development Projects

MESSAGE TO SHAREHOLDERS

This annual report to shareholders is our ninth. It is the first time in several years that a note of true optimism is reflected in our comments.

Between 1998 and 2000, your Company's obligations[1], net of cash, grew from $216.9 million to $258.8 million. This increase occurred primarily as the result of the acquisition and development of the True North deposit ($30.3 million in 1999 and $8.7 million in 2000) and the acquisition and cleanup of the Pamour assets ($4.7 million in 1999 and $2.3 million in 2000). The net increase in our obligations over this period caused investor concern. Clearly, a continuation of rising obligations and low metal prices was not a sustainable scenario. As such, our stock price was one of the poorer performers during that period. Nevertheless, while these expenditures were of concern, your management believed then, as now, that these investments were both timely and appropriate.

At the beginning of 2001, with the bulk of the financial commitment to True North behind us, we looked to 2001 and beyond to reap the harvest of that investment and begin the process of balance sheet improvement. While there were some delays in seeing the full benefits of the True North ore, as you will read later in this report, this deposit is now performing well and should be a significant contributor for years to come.

During 2001, we reported substantial improvements to the balance sheet. At December 31, 2001, our cash position exceeded our long-term debt by $16.9 million and our obligations, net of cash, decreased to $157.0 million, a $101.8 million decline from the year before. Obviously, the tide has turned and we can look forward to further substantial reductions in our obligations in 2002 and beyond.

The reduction in our net obligations resulted from a number of actions. These included the restructuring of our gold forward sale position for a cash gain of $21.6 million; substantially lower operating and capital expenditures during the year; and the purchase of $48.9 million of Kinam preferred shares by the issuance of approximately 24.2 million Kinross common shares. In addition, late in 2001, Kinross was repaid $10.8 million it had advanced on behalf of its Russian partners. These advances were made in 1998 when Kinross funded more than its proportionate share of Omolon Gold Mining Company's cash requirements.

In last year's annual report, we concluded our message to shareholders by outlining a number of goals that we had for the year ahead. Those goals were a logical extension of what we had focused on in 2000.

Our first goal was to develop a reserve/resource picture at the Birkachan deposit in Russia. We are currently behind with that schedule, but we are developing a resource picture for a portion of the deposit that we think could be mined by open pit. The drilling that will be the basis for this calculation is almost finished and we expect to report a resource from Birkachan at or before our annual meeting on April 30, 2002. With the completion of mining at the Kubaka deposit on the horizon, an early commencement of mining at this new property is a high priority for us and the various levels of government in Russia.

Our second goal was to begin the execution of a strategy for production growth at Timmins. We have believed for some time that the assets owned by Kinross, Placer Dome Inc. and Echo Bay Mines Ltd. in the Timmins area should be owned and managed by one entity. While the synergies

1. In this context, Kinross' obligations are defined as long-term debt (including current portion) plus the face value of convertible debentures converted into U.S. dollars at year-end exchange rates plus the book value of the redeemable retractable preferred shares and the book value of the preferred shares of subsidiary company.

and longevity of the combination are compelling, we have not yet found a basis for agreement as to how to proceed with this. In the meantime, in 2001 the Hoyle Pond mine posted outstanding results for production, operating costs, reserve additions and, most importantly, for safety and environmental stewardship. The exploration program we commenced late in 2001 has also generated excellent and exciting results and we will follow them up aggressively this year. So, while to date we have yet to attain our stated goal, our operations in Timmins and the outlook for reserve addition have never been better. Stay tuned.

Our last operating goal identified in the 2000 annual report was to achieve and maintain a higher production rate at the Fort Knox operation by beginning production from the True North satellite deposit. While this took longer than we hoped and cost more than we had originally expected, the results were ultimately successful. We have achieved the production rate that we expected and, with the reserves and resources that exist at True North, expect to maintain this rate for many years. Our goal now is to advance one or more of the other exploration targets in the area into the resource -- and ultimately the reserve -- category to replace True North when it is mined out. We are confident we can do this. While we have plenty of time to achieve it, we are increasing the exploration budget in 2002 to advance the Gil area toward a production decision.

As I mentioned earlier in this report, the rise in our net obligations by the end of 2000 was of concern both to your management and to the market in general. Something had to be done to reverse the trend. Waiting for the gold price to go up was not viewed as a viable option. Investigating our options to resolve the problem was one of our stated goals for the year. We attacked the task with gusto, using all the tools available. As a result, our net obligations have declined $101.8 million, which we would describe as a good beginning.

Looking into 2002, we have already made our first move, with a cash offer to purchase the balance of the Kinam preferred shares we don't already own. If successful, our obligations will be reduced by a further $48.0 million.

As announced in the third quarter of 2001, we and Franco-Nevada Mining Corporation Limited have agreed to tender our Echo Bay capital securities for common shares of Echo Bay. A meeting of Echo Bay's shareholders has been called for March 25, 2002, to vote on this proposal. If, as we expect, the vote is positive, our capital securities will be exchanged for 57.1 million common shares, which will equate to 11.4% of the total. Franco-Nevada (now Newmont Mining Corporation) will own approximately 50% of Echo Bay's common shares. Although our year-end 2001 book value of this position is $6.7 million, the current market value of the 57.1 million common shares is about $40.0 million and we fully expect to find a way to realize value from this position this year. Consequently, further significant declines in the net obligations of the Company should be expected this year.

The final goal that we laid out last year was to bring the Kinross name in front of as many people as we could. We can assure you that we did, and that we did so to increasingly interested audiences, which was most encouraging. The recognition of the improvements that we have been posting, and could reasonably be expected to show in the near future, has resulted in a substantially more receptive audience, an increasing stock price and remarkably high share turnover. The campaign to keep investors focused on the intrinsic value of your Company will continue unabated in 2002.

From time immemorial: Around 3000 BC intricate and varied forms of gold jewelry are being created by the Sumer civilization, located between the Tigris and Euphrates rivers in what is now Iraq. As the centuries pass, the Egyptians excel as they work with gold, perfecting techniques for beating gold into leaf, for alloying it with other metals to achieve subtle differences of hardness and colour, and for casting. The lost-wax technique for casting is still used in jewelry manufacture today.

30

The one acquisition we completed during the year was the purchase of the Goose/George Lake properties from Wheaton River Minerals Ltd. For the past two years Kinross has been earning into this project under a five-year contract which contemplated that we would spend CDN $20 million to earn 70%. By the end of 2000 we had spent CDN $3.2 million and had increased the mineral inventory to 2.8 million ounces. The purchase of these properties for CDN $6.0 million, satisfied by the issuance of four million shares of the Company, allows us to advance the property's development at a pace consistent with our corporate goals and not determined by a specific deal.

In every organization, it is important to have projects at every stage of development from an early stage of exploration and development to production. While the Goose/George Lake project is already robust in size, we consider it an acorn and do not expect it to be developed for production for some years to come. However, we believe in its potential and have allocated CDN $4 million for exploration drilling in 2002 to upgrade the mineral inventory.

We have much to be pleased with about 2001, but there were a couple of decisions that were necessary but disappointing. Firstly, we put Refugio on care and maintenance. Since purchasing this mine as part of the Amax Gold Inc. acquisition, we have worked hard to reduce the costs and improve its viability. By late 2000 and into early 2001 we were showing significant improvement, but metal prices were not then sufficiently high to justify continued production. The asset, however, remains viable at higher metal prices.

The second disappointment was our decision to write-down the carrying value of the Blanket mine in Zimbabwe by $11.8 million. The economics and political difficulties in that country and their impact on exchange rates and our ability to operate unimpeded are the reasons for that decision. We remain committed to operating the mine, as long as we can do so without financial stress to the Company. We sincerely hope that the current problems in the country can be resolved so that we can proceed with an expansion of Blanket, an asset in which we have a lot of faith.


00BC


10

Legal tender: Gold is legalized as money as early as 1091 BC, in China as an alternative to silk. Today gold remains the only universally accepted medium of exchange. Millions of people all over the world use gold as a hedge against inflation, as a basic form of savings and as a reliable store of value during times of economic uncertainty or political upheaval.

91 BC

Review of Operations Kinross had total gold equivalent production in 2001 of 944,803 ounces, a slight increase from 2000 and nominally on plan. Our three core mines, Fort Knox, Hoyle Pond and Kubaka, accounted for 85% of the total. The total cash cost averaged $193 per ounce, 4% better than last year; the average for the three principal mines was $182 per ounce, slightly less than in 2000. At Fort Knox, production and mill throughput increased as the True North deposit achieved commercial production in the second quarter. Mill throughput averaged almost 39,000 tonnes per day, a new record, and both metallurgical and unit cost performance were excellent. At Hoyle Pond, a transition to more selective mining methods had a positive impact on mill head grades and mining costs. At Kubaka, as usual, performance was excellent in all respects. Reserves mined and milled at the core operations were, on average, slightly above reserve grade.

Capital expenditures of $30.4 million in 2001 represented a reduction of 27% compared to 2000. Approximately 51% of the 2001 total was spent at True North, to complete development and exploration drilling, and the 15 kilometre haul road to the Fort Knox mill. Capital expenditures at Hoyle Pond accounted for about 26% of the total, and were spent primarily on underground development. Most of the balance provided for equipment and tailings pond additions at Fort Knox. Although capital spending was less than in past years, it provided for the expansion of the Fort Knox complex while keeping other operations in top form and capable of achieving unit cost and production objectives.

Mining consumed 1,048,000 ounces of gold from reserves during the year. After accounting for this and for the impact of certain reserve adjustments, year-end proven and probable reserves contained an estimated 5,661,000 ounces of gold, a decrease of 1,259,000 ounces compared to 2000. Measured and indicated resources contained an estimated 9,460,000 ounces of gold.

Go for the Gold: In ancient Greece a festival that celebrated athletics, literature and music was held at Olympia every four years. In 1896 the first international sports competition known as the modern Olympic Games takes place. To win a gold medal at the Olympic Games is an athlete's ultimate achievement. There is no higher accolade.

18

During 2001, the Company refined its environmental standards and reclamation programs. There were no incidents of significance. Audits assessing the condition of our facilities and practices and compliance with Company and statutory obligations were conducted at all operating and most residual properties. As part of this program, Kinross has developed an Environmental Performance Index, relating to compliance with standards and to management practices, against which each operation is measured. The system includes performance targets and a feedback process that is intended to achieve continual improvement.

On our ongoing site reclamation program, Kinross spent $7.1 million in 2001. In partnership with the Ontario Ministry of Northern Development and Mines and the City of Timmins, significant progress was achieved in rehabilitating and reducing risk associated with historic mine sites in Timmins. This work is an excellent example of what can be accomplished when government and private sector parties work together constructively.

Occupational health and safety performance continued to improve, with fewer lost time accidents year over year and a lower lost time incident rate than in 2000. Across the Company, including labour-intensive African operations, our frequency rate of 0.45 lost time incidents per 200,000 hours worked is about a third of the average for North American mines. While pleased with our continuing improvements in safety performance, we were saddened in August by a fatality at our Blanket operation when Chobe Abudu Frank was fatally injured after being struck by an underground ore haulage train.

Kinross continues to work with communities near its operations and where its employees live. In Timmins, further land transfers were made to the city in 2001, facilitating extensive tourism and recreational land use development. In Fairbanks, Kinross and its employees helped to fund cancer treatment facilities and are launching a tourism initiative at the Fort Knox operation. Around the Kubaka mine, considerable financial, logistical and infrastructural support is given to remote communities and the surrounding populations.


96



Going high tech: In 1969 man lands on the moon. The astronauts' visors are coated with gold to reflect infrared rays and protect their eyes. A coating of 0.000006 of an inch of gold deflects the searing heat of the sun from rocket engines and electronic systems. Back on earth, gold finds use in window glass, helping to reduce heating and cooling costs in buildings. In electronics gold plated contacts are indispensable in computers, telecommunications, even washing machines.

69

Outlook We begin 2002 with a very capable organization and with our mines, plants and installations in good condition, fully capable of achieving the year's goal of producing about 875,000 ounces of gold equivalent at a total cash cost of approximately $190 per ounce.

In our opinion, the improvements in the balance sheet that we have already shown, and those that we can reasonably expect, set the stage for Kinross to become more focused on growth opportunities going forward. We have proven our ability to manage a globally diverse group of mines in complex political jurisdictions and to do so cheaply, safely and with due regard for the environment.

The past year, 2001, saw a financial turnaround for Kinross; the current year, 2002, will be the one in which we begin to harvest this strength. To reap this success, however, we must have clearly defined goals. As always, we shall lay them out for you, our shareholders:

1. Our first priority is to deliver a strategy to maintain production through the Kubaka mill after the Kubaka mine is exhausted. We believe that to do so without any disruption in gold production requires a decision on Birkachan this year.

2. We continue to believe in a consolidation strategy for Timmins and will work hard to achieve it this year.

3. New ore to feed the Fort Knox mill beyond True North is a priority and will be the prime focus of our exploration strategy in Alaska this year.

4. We plan to achieve a further significant decline in net obligations in 2002, while showing growth in assets and possibly production.

While our goals are few, accomplishing them will have a profoundly positive effect on the Company and the way in which it is perceived in the market. We believe that our goals are realistic, achievable and thus should yield major benefits.

For those of you, like us, who have been shareholders through the long dark tunnel of the last few years, we thank you for your support and patience. For those of you who are new shareholders, we compliment you on your prescience.

Our thanks go to Bruce Grewcock, a retiring director, for his tireless counsel over five years and some difficult times. He will be missed.

20

Robert M. Buchan
Chairman and Chief Executive Officer
March 12, 2002

Arthur H. Ditto
President and Chief Operating Officer

You make the history. We'll find the gold.

OPERATIONS

MINERAL RESERVES AND RESOURCES

PROVEN AND PROBABLE MINERAL RESERVES
Kinross Gold Corporation's Share at December 31, 2001

Property	Kinross' Share %	Proven Tonnes (000)	Proven Grade (g/t)	Proven Contained (ozs)	Probable Tonnes (000)	Probable Grade (g/t)	Probable Contained (ozs)	Total Tonnes (000)	Total Grade (g/t)	Total Contained (ozs)
GOLD										
Timmins - Canada:										
Hoyle Pond	100.0	367	13.31	157,000	554	14.04	250,000	921	13.74	407,000
Pamour [1]	100.0	–	–	–	14,167	1.65	753,000	14,167	1.65	753,000
Fort Knox and Area - USA [2]	100.0	42,594	0.95	1,305,000	43,051	1.06	1,463,000	85,645	1.01	2,768,000
Stockpile [3]	100.0	16,618	0.51	270,000	1,657	0.84	45,000	18,275	0.54	315,000
Kubaka - Russia [2]	54.7	166	21.55	115,000	245	19.93	157,000	411	20.58	272,000
Stockpile [3]	54.7	446	5.44	78,000	–	–	–	446	5.44	78,000
Refugio - Chile	50.0	11,275	0.96	347,000	12,280	0.91	359,000	23,555	0.93	706,000
Blanket - Zimbabwe [4]	100.0	819	4.48	118,000	1,119	4.39	158,000	1,938	4.43	276,000
Tailings [4]	100.0	1,582	1.04	53,000	–	–	–	1,582	1.04	53,000
Dayton Mining Corp.										
Denton-Rawhide - USA	15.7	1,296	0.79	33,000	–	–	–	1,296	0.79	33,000
Total		75,163	1.02	2,476,000	73,073	1.36	3,185,000	148,236	1.19	5,661,000
SILVER										
Kubaka - Russia	54.7	612	15.8	310,000	245	24.1	190,000	857	18.15	500,000
Dayton Mining Corp.										
Denton-Rawhide - USA	15.7	1,296	11.3	470,000	19	16.4	10,000	1,315	11.35	480,000
Total		1,908	12.7	780,000	264	23.6	200,000	2,172	14.03	980,000

[1] Development Project
[2] In place direct mill feed
[3] Includes current stockpile and mill feed that will be stockpiled for future use.
[4] Blanket underground mine and Vubachikwe tailings

MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDING RESERVES)
Kinross Gold Corporation's Share at December 31, 2001

Property	Kinross' Share %	Proven Tonnes (000)	Proven Grade (g/t)	Proven Contained (ozs)	Probable Tonnes (000)	Probable Grade (g/t)	Probable Contained (ozs)	Total Tonnes (000)	Total Grade (g/t)	Total Contained (ozs)
GOLD										
Timmins - Canada:										
Hoyle Pond										
Underground	100.0	352	9.98	113,000	836	9.23	248,000	1,188	9.45	361,000
Other Underground	100.0	529	5.64	96,000	2,109	4.11	279,000	2,638	4.42	375,000
Pamour Open Pit	100.0	–	–	–	37,619	1.53	1,847,000	37,619	1.53	1,847,000
Other Open Pit	100.0	–	–	–	7,270	1.98	462,000	7,270	1.98	462,000
George/Goose Lake - Canada	100.0	–	–	–	4,238	9.76	1,330,000	4,238	9.76	1,330,000
United States:										
Ft. Knox and Area [5]	100.0	12,421	0.66	265,000	25,335	0.92	750,000	37,756	0.84	1,015,000
Delamar	100.0	610	0.61	12,000	2,199	1.92	136,000	2,809	1.64	148,000
Goldbanks	100.0	–	–	–	26,806	0.66	569,000	26,806	0.66	569,000
Kubaka - Russia	54.7	348	2.32	26,000	25	2.49	2,000	373	2.33	28,000
Refugio - Chile	50.0	4,575	0.75	111,000	21,810	0.75	525,000	26,385	0.75	636,000
Blanket - Zimbabwe	100.0	–	–	–	2,572	5.78	478,000	2,572	5.78	478,000
Norseman - Australia	100.0	–	–	–	26,991	1.34	1,162,000	26,991	1.34	1,162,000
Greystar Resources										
Angostura - Colombia	18.6	–	–	–	8,250	1.69	448,000	8,250	1.69	448,000
Dayton Mining Corp.										
Denton-Rawhide - USA	15.7	1,123	0.55	20,000	46	0.68	1,000	1,169	0.56	21,000
Andacollo - Chile	32.1	6,941	0.72	160,000	8,784	0.64	182,000	15,725	0.68	342,000
Eldorado - El Salvador	32.1	–	–	–	969	7.64	238,000	969	7.64	238,000
Total		26,899	0.93	803,000	175,859	1.53	8,657,000	202,758	1.45	9,460,000
SILVER										
United States:										
Delamar	100.0	610	64.8	1,270,000	2,199	36.5	2,580,000	2,809	42.6	3,850,000
Goldbanks	100.0	–	–	–	26,806	1.9	1,650,000	26,806	1.9	1,650,000
Kubaka - Russia	54.7	348	8.9	100,000	–	–	–	348	8.9	100,000
Greystar Resources										
Angostura - Colombia	18.6	–	–	–	8,250	6.1	1,620,000	8,250	6.1	1,620,000
Dayton Mining Corp.										
Denton-Rawhide - USA	15.7	1,123	8.9	320,000	46	13.5	20,000	1,169	9.0	340,000
Eldorado - El Salvador	32.1	–	–	–	969	56.8	1,770,000	969	56.8	1,770,000
Total		2,081	25.26	1,690,000	38,270	6.21	7,640,000	40,351	7.19	9,330,000

[5] Kinross Share is 100% except Gil property at 80% (Indicated Resource of 3.4 million tonnes containing 146,000 gold ounces)

MINERAL RESERVE AND RESOURCE NOTES

1. Reported reserves and resources have been calculated in accordance with the National Instrument 43-101, 43-101CP and 43-101F1 under the Canadian Securities Law, and the Canadian Institute of Mining Standards on Mineral Resource and Reserve Definitions and Guidelines.

2. The reserves are based on an assumed long-term gold price of $300 per ounce and reflect allowances for mining dilution and mining recovery.

3. Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade.

Producing Property	Average Process Recovery	Average Gold Cutoff Grade g/t
Hoyle Pond	88.0%	7.68
Fort Knox	85.6%	0.43
True North	85.0%	0.69
Kubaka	97.5%	3.20
Refugio	67.2%	0.48
Blanket	87.0%	3.20
Blanket Tailings	63.0%	n/a

4. Unlike reserves, resources do not have a demonstrated economic value.

5. In addition to the reported Measured and Indicated resources, Inferred resources total 115.7 million tonnes containing 5.83 million gold ounces.

6. The impact of a $25/oz. reduction in the long-term gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the long-term gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.

7. Except for "Other Sources" listed below, Kinross employees who meet the 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.

QUALIFIED PERSONS RESPONSIBLE FOR ESTIMATED RESERVES AND RESOURCES

Mine / Property	Name	Title(s)
Hoyle Pond Mine	R. Cooper, P. Eng. & A. Still, AGO	Mgr. Tech. Service, Chief Geol. (Hoyle Pond)
Other Timmins	A. Still, AGO	Chief Geologist (Hoyle Pond)
Pamour	R. Cooper, P. Eng.	Mgr. Technical Services (Hoyle Pond)
Fort Knox	T. Wilton, P. Geo. & V. Miller, PE	Chief Geologist FGMC. Engineering Mgr. KTS
True North, Ryan Lode, and Gil	T. Wilton, P. Geo.	Chief Geologist FGMC
Delamar	V. Miller, PE	Engineering Mgr. Kinross Technical Services
Goldbanks	V. Miller, PE	Engineering Mgr. Kinross Technical Services
Kubaka	V. Miller, PE & B. Falletta, PE	Engineering Mgr. KTS, Engineer. Mgr. OGMC
Refugio.	V. Miller, PE	Engineering Mgr. Kinross Technical Services
Blanket	G. Ndebele, GSZ & R. Dye, PE	Geological Mgr. (Blanket), V. P. KTS
Norseman	B. Butler, P. Geo. & T. Wilton, P. Geo.	Sr. Geologist KGA, Chief Geologist FGMC

OTHER SOURCES

George/Goose Lake	MRDI, S. Juras, P. Geo.
Angostura	Information provided by Greystar Resources Ltd.
Dayton	Information provided by Dayton Mining Corporation

2001 Overview (Ownership: 100%)	Gold production:	Total ore milled:	Average gold grade:	Total cash costs:
	2001 411,221 ounces	2001 14,209,100 tonnes	2001 1.05 grams per tonne	2001 $207 per ounce
	2000 362,959 ounces	2000 13,603,200 tonnes	2000 0.94 grams per tonne	2000 $203 per ounce

FORT KNOX USA

Review of Operations Fort Knox is an open pit mine, located 40 kilometres northeast of Fairbanks, Alaska. It poured its first gold in 1996, a relative newcomer in a historic gold mining district that has produced approximately 10 million ounces of gold since 1902. Production from the higher grade True North satellite deposit, 15 kilometres northwest of Fort Knox, began at the end of the first quarter of 2001. Other gold deposits in the district are being explored to develop additional mill feed for Fort Knox, with priority being given to further work at True North and the 80% owned Gil property, located 12 kilometres east of Fort Knox. At the end of 2001, the Fort Knox and True North operations employed 361 people plus 40 contractor employees.

The Fort Knox and True North mines produced 411,221 ounces of gold in 2001, 13.3% more than in 2000. Total ore and waste rock mined averaged 85,500 tonnes per day. The mill set a new record, processing 14.2 million tonnes in 2001, 4.5% above the record set in 2000. Daily mill throughput averaged over 38,900 tonnes per day, with a monthly record in November of over 44,600 tonnes per day. Mill availability set an annual record at 96.3% compared to 95.1% in 2000, and recovery averaged 86.0%, slightly less than planned because of the focus on maximizing mill throughput. The Company's Continuous Improvement Program resulted in significant improvements to mill throughput, operating procedures, reagent consumption, liner change efficiencies, and mill run times.

Total cash costs per ounce in 2001 were $207, 2% higher than in 2000 due to a lower grade mining cycle at Fort Knox and lower than expected grade at True North. In addition, delays in achieving commercial production at True North, caused by a prolonged permitting period and the unacceptable performance of the haulage contractor, resulted in lower than expected gold production in 2001 and contributed to total cash costs per ounce that were higher than budget. Optimization of the True North mine was in progress throughout the year and operating results



The True North open pit began contributing to Fort Knox production in 2001.

were on plan for the fourth quarter of 2001, as the Company acquired the haulage fleet and took over direct management of the ore haulage operations from the True North open pit to the Fort Knox mill.

At Fort Knox, capital expenditures of $4.2 million included tailings impoundment expansion, mine dewatering and the purchase of an additional haul truck to meet higher mine production in 2002. Capital expenditures at True North amounted to $13.3 million, and were spent primarily on mine and road construction, open pit mining equipment and site ancillary construction.

Capitalized exploration expenditures focused on True North, where $2.1 million was spent on delineation and step-out drilling. At Gil expenditures of $0.3 million covered soil sampling, trenching, limited drilling and continued environmental sampling and baseline studies. Several targets at both True North and Gil were generated for drilling in 2002. Exploration spending at Ryan Lode, and at early stage exploration targets such as Amanitaville and Steamboat, was reduced during 2001 because of the emphasis on the True North program.

During 2001, the employees achieved over 1,000,000 hours worked without a lost time accident. In July, processing employees achieved six years or 1,000,000 hours worked without a lost time accident. Subsequently, there were two lost time accidents but by year-end 126,500 hours had been worked without a lost time accident.

During 2001 Kinross' 100% owned subsidiary, Fairbanks Gold Mining, Inc., received the Alaska New Mine Award from the State of Alaska and the Alaska Mining Association for the manner in which it permitted and constructed the True North mine. In the course of the year, 180 acres of concurrent reclamation and 43 acres of wetland and habitat enhancement were completed at True North and Fort Knox.

This radar image of the Fort Knox area shows the locations of the pit, mill and tailings area in relation to certain geophysical anomalies.




n
0
1
Kilometres
Resistivity Plateaus
Mineralized Granite
Proposed Soil Grid

Outlook In 2002 the Fort Knox operation will focus on the following: the continued optimization of mining and ore haulage at True North; an increase in mill throughput by rejecting low-grade pebbles from the mill; and construction of a mill tailings thickener to increase recovery and reduce reagent costs. In addition, amendments to the True North mining permits are expected to be completed during the third quarter, thus allowing mining to progress into the Central and Sheppard areas of the deposit.

A total of 34.1 million tonnes of material is scheduled for removal from the Fort Knox open pit mine in 2002, and approximately 14.9 million tonnes of material from the True North open pit mine.

Mill throughput in 2002 is expected to increase to 14.8 million tonnes as a result of the mill pebble reject initiative, with 11.6 million tonnes coming from Fort Knox and 3.2 million tonnes from True North. Combined gold recovery is forecast at 85%. As a result, the operation is expected to produce approximately 440,000 ounces of gold in 2002. The average mill grade for 2002 is estimated to be 1.09 grams of gold per tonne, with Fort Knox ore averaging 0.84 grams of gold per tonne and True North ore averaging 1.99 grams per tonne.

The 2002 total cash costs are forecast at approximately $210 per ounce, higher than in 2001 because of a lower grade mining cycle at Fort Knox. The increase will be offset in part by higher mill throughput and the improvements in gold recovery and reagent costs that will result from the construction of the mill tailings thickener. The thickener will recycle mill solution, providing warmer water to increase leach kinetics and improve recovery. In addition, some residual reagents will be recycled resulting in lower cyanide detoxification and water recycle costs. Further economic improvements will continue to be pursued through the Continuous Improvement Program.

Capital spending is estimated at $16.0 million for 2002, and includes approximately $4.8 million for construction of the mill tailings thickener, $3.9 million for continued exploration and permitting at True North and Gil, $2.8 million for tailings impoundment expansion, $1.8 million for continued dewatering at Fort Knox, and $1.3 million for mine equipment additions.

Tourism Initiative Alaska's rich gold mining history has long been a major attraction. In the Fairbanks area, one local attraction depicting historical gold mining methods reports over 55,000 visitors each summer season. The other, larger, gold mining attraction reports a record attendance of 120,000 one summer. However, there has been nothing available that demonstrates what modern gold mining is like and its significant contribution to the Alaskan economy.

As the largest operating gold mine in Alaska, Fort Knox has a unique opportunity to showcase the results of today's gold mining. Consequently, after due consideration, Fort Knox is expanding and developing its mine tour program. The initiative is seen as a communications tool, helping the public to learn about today's mining operations and reclamation processes. It will enhance the outreach programs already in place with local schools and youth organizations. Moreover, by charging for the improved tours, it provides an opportunity to generate revenue to pay for the program's expenses.

2001 Overview (Ownership: 100%)	Gold production:	Total ore milled:	Average gold grade:	Total cash costs:
	2001 156,581 ounces	2001 443,892 tonnes	2001 12.40 grams per tonne	2001 $182 per ounce
	2000 140,441 ounces	2000 460,576 tonnes	2000 11.27 grams per tonne	2000 $209 per ounce

HOYLE POND CANADA

Review of Operations The Hoyle Pond underground mine, located in Timmins, Ontario, is a high-grade vein deposit which has produced consistently since 1986. In 2001 it increased both gold production and reserves.

Starting in mid-2001, Hoyle Pond changed its primary mining method from longhole to mechanized cut and fill. This change reduced dilution by over 10%, raised mining recovery and increased the mill head grade to 12.4 grams of gold per tonne in 2001 versus a planned grade of just over 11 grams per tonne.

Mine development totaled 13,300 metres, 780 metres more than budgeted. The 1060 Zone ramp progressed to the 700 metre level. Ore development focused on the A vein and the Porphyry Zones, both located in the 1060 Zone.

A new paste backfill plant introduced in the fall of 2001 contributed to a 30% reduction in stope backfilling costs and increased mining productivity. Using tailings from the Pamour tailings impoundment area, the backfill plant achieves production rates of up to 100 tonnes per hour. Implementation of the system coincided well with the increase in cut and fill mining, and realized immediate improvements in stope productivity.

Capital expenditures in 2001 were $7.9 million. A number of projects were focused on reducing future operating costs. Office consolidation and a new mine access road were projects aimed directly at reducing utility and maintenance costs. The new paste backfill plant reduced the cost of backfill and improved efficiency underground. Development included the establishment of ore and waste passes and chutes on the 720 level.



Ownership of the historic McIntyre headframe is proposed to be transferred to the City of Timmins for preservation as a tourist attraction.

The focal area for mining in 2001 was the main 1060 Zone, which produced 86% of all ore tonnes processed. Remnant mining within the Hoyle Pond veins accounted for 6% of all ore, and the 7 Vein system produced the remaining 8%. New development and mining on the Upper and Lower Porphyry veins of the 1060 Zone below the 450 metre level had several positive impacts on production. The high-grade veins helped increase the average head grade and the overall reserve grade by over one gram of gold per tonne compared to year 2000 levels. Overall mill recovery rates also significantly improved in 2001 to 88%, up from 84% in 2000.

To optimize mill throughput, much emphasis was placed on identifying and developing incremental ore sources. As a result, the 1060 crown pillar pit was permitted and began providing incremental ore in September 2001. A total of 43,000 tonnes grading 7.2 grams per tonne was milled from this source in 2001. It continued to provide mill feed in the first quarter of 2002.

A concerted focus on safety resulted in a dramatic improvement in lost time frequency, from 1.4 to 0.4 in 2001. As well, the medical aid frequency improved from 21.1 to 12.7. The mine introduced a Positive Attitude Safety System while enforcing the Internal Responsibility System (IRS) and 5-Point Safety System. The mine is currently participating in a province-wide audit of the IRS, the results of which will be used for further training in the workplace in 2002. Kinross' Timmins operations had 300 employees plus 79 contractor employees at the end of 2001.

Exploration in 2001 increased proven and probable reserves by 10% over 2000 levels, as a result of 34,320 metres of diamond drilling, most of it underground. A further 25,083 metres of underground definition drilling was completed. Exploration drilling expenditures within the mine infrastructure totaled $1.0 million. The goal for 2002 will be to increase the reserve base at Hoyle Pond once again.

This general property position in Timmins shows the location of six regional exploration targets currently being drill tested.

n

0 1 Kilometres

- KINROSS PROPERTY
- PLACER DOME PROPERTY
- ECHO BAY PROPERTY
- REGIONAL EXPLORATION TARGET AREAS

Most of the 2001 underground diamond drilling targeted the main 1060 Zone between the 450 metre level and the 720 metre level. Significant ore was defined in the B1-type veins and numerous related splays, in the B3 vein, the S2 vein, and the Upper and Lower Porphyry vein systems. The vein systems have been drill tested with favourable results for approximately 130 metres below the 720 metre level, and remain open at depth.

In addition to the mine site exploration, a CDN $1.5 million flow-through funded regional exploration program was initiated in 2001. The first CDN $0.5 million of the program was spent in the fourth quarter of 2001. The program is targeting prospective ground in the Pamour North area, the McIntyre Central Porphyry Zone (CPZ), the Coniaurum mine area, the Hallnor-Bonetal mine area, and on the Hopson and Wetmore properties. Initial results have been encouraging, with the discovery of significant ore-grade veins.

Outlook In 2002, the Hoyle Pond mine is expected to produce 415,000 tonnes of gold ore averaging 12.3 grams per tonne to yield approximately 145,000 ounces at total cash costs of $193 per ounce. The mine plan reflects a reduction in dilution and improved efficiency underground. The focus in 2002 will remain on producing cost effective ounces. Cut and fill mining will provide 26% of the mill feed, an increase of 18% over 2001. The increase will correspond to a reduction in longhole tonnes. Seventy percent of the ore will be mined using narrow vein methods, including cut and fill, shrinkage and paneling, and 30% will be mined using longhole methods. Capital projects will include driving the 1060 ramp from the 700 metre to 820 metre level, as well as load-haul-dump unit replacement and exploration drilling and drifting in the 2000 Zone. Capital expenditures for the year are budgeted at $8.6 million.

The investigation of additional incremental ore sources will continue in 2002 and will include possible open pit opportunities on the Hoyle Pond, Marlhill and Pamour properties. The regional exploration program will also continue with a current budget of CDN $1.0 million to follow-up on the encouraging results of late 2001.

2001 Overview (Ownership: 54.7%)	Gold equivalent production:	Total ore milled:	Average gold grade:	Total cash costs:
	2001 237,162 ounces	2001 889,264 tonnes	2001 15.28 grams per tonne	2001 $140 per ounce gold equivalent
	2000 244,651 ounces	2000 856,780 tonnes	2000 16.28 grams per tonne	2000 $139 per ounce gold equivalent

KUBAKA RUSSIA

Review of Operations The Kubaka open pit mine is located in the Russian Far East, within the Magadan Oblast, 950 kilometres northeast of the city of Magadan. It is operated by Kinross through its 54.7% ownership of Omolon Gold Mining Company. Access to the site is via air from Magadan and a 380 kilometre winter road from Omsukchan. The mine operates in Arctic conditions where the annual temperature averages −12° Celsius and ranges from lows of −57° Celsius in the winter to highs of 28° Celsius in the summer.

In 2001, the Kinross share of Kubaka's production amounted to 237,162 ounces of gold equivalent, over 10% higher than the planned amount of 214,000 ounces. The higher production was the result of increased throughput in the processing plant. Total cash costs were $140 per ounce.

A total of 9,938,908 tonnes of material was mined from the open pit and included 789,411 tonnes of ore averaging 15.99 grams of gold (diluted) and 25.58 grams of silver per tonne.

Mill throughput averaged 2,436 tonnes per calendar day, resulting in a total of 889,264 tonnes of ore processed at a mill feed grade of 15.28 grams of gold per tonne and 17.63 grams of silver per tonne. Gold recovery averaged 97.7% for the year, compared to the budget of 97.5%. Since Kinross acquired the Kubaka mine in 1998, daily mill throughput has increased by approximately 40%.

Continuous improvement initiatives showed positive effects throughout the year. The primary focus of these initiatives was safety, employee productivity, optimization of mine output and mill throughput, as well as continued cost reduction. While significant advances were made in all areas, the most notable achievement was another year free of lost time accidents. The Kubaka operation has now worked more than three years (2,631,621 person hours) without sustaining a lost time injury. It was awarded the Kinross Safety Achievement Award for Excellence in March of 2001 and continues to receive recognition domestically and worldwide for its safety performance. In addition, Kubaka continues to comply with all of the Russian environmental standards which in many cases are more strict than those required in North America.



Drills and drill roads are shown at the Birkachan project, located in the Mizinets Valley 28 kilometres north of Kubaka.

In 2001, Kubaka continued to sell its gold without significant problems. During the year, all gold was sold domestically to banks within Russia. The 5% export tariff on gold continued in place despite being implemented in 1999 as a "temporary" measure. However, in January of 2002, the Russian government announced that the tariff would be removed in mid-February 2002. Omolon had no problems converting excess rubles into hard currency to mitigate any potential devaluation losses.

Kubaka repaid $39.3 million of its outstanding third party debt of which, Kinross proportionate share was $21.5 million. These repayments include repaying all of the outstanding debt held by the Overseas Private Investment Corporation and ABN Amro. During the year, Omolon negotiated a $7.8 million (Kinross' share $4.2 million) extension to the European Bank for Reconstruction and Development financing.

During 2001, Omolon continued to support the local region through prompt and accurate payment of taxes and when possible with humanitarian issues. It focused its humanitarian aid on orphaned and aboriginal children in the Evensk district, located near the Kubaka mine site. Omolon also contributed $0.3 million to the Omolon Charity Fund and continues to participate actively in the fund's programs and distributions.

Omolon employs 466 people, of whom 361 work at Kubaka, 68 work in exploration, and the remaining 37 work in administrative offices in Magadan, Moscow, Omsukchan, and Evensk. The employees at the mine work a three-week rotation.

BIRKACHAN COMPOSITE LONGITUDINAL SECTION

WEST



proposed pit outline
/4.1
/21.9
/4.3
600 mASL
CAP ROCKS
/2.5
/2.3
/5
/2.4
/2.2
/6.9
/2.8
dacite metasomatite
400 mASL

The 2001 winter re-supply program required the transportation of approximately 30,000 tonnes of materials to the mine between mid-December and mid-April. The nature of Kubaka's location means that the majority of the mine's operating material requirements must be maintained in inventory.

Total capital spending amounted to $0.7 millon (Kinross' share $0.4 million) and related to replacements of aging equipment and buildings and the purchase of an additional diamond drill for the Omolon exploration program.

During the past year control of some of Omolon's Russian shareholders has changed hands. Those shareholders have been under pressure to repay gold loans borrowed to fund their original purchase of Omolon shares. The new control group has sought to pressure Omolon into accepting responsibility for these loans and has launched a series of lawsuits all of which dispute the validity of the Omolon shares, which were originally issued in 1993, due to registration deficiencies. The plaintiffs are seeking monetary damages of $43 million. Omolon is resisting these lawsuits and

EAST


2.9
rhyolite tuff
/1.8
/2.9
17.8
600 mASL
1.9
400 mASL
/5.3
dacite metasomatite
Drill hole pierce point g/t Au x m (core length)
< 5 g/t Au
5-10 g/t Au
Contour > 10 g/t Au x m
10-20 g/t Au
20 g/t Au
Contour > 20 g/t Au x m
Significant intercepts Year 2001:
/ 2.9
/ metres core length

believes they are without merit and is concurrently negotiating with various governmental authorities to bring a sensible resolution to the underlying fundamental issue which is the repayment of the loans.

Exploration During 2001 exploration by Omolon followed up previous successes in the Mizinets valley of the Birkachan district. Birkachan is situated 28 kilometres due north of the Kubaka mine and is accessed by a cross-country winter road. However, future access could be by a 35-kilometre all-weather road following the Omolon and Birkachan river valleys.

Birkachan and Kubaka lie on a north-south trend of gold-silver mineral occurrences stretching for several hundred kilometres through the Severo-Evensk region. On a district scale, the Birkachan prospect is located within Devonian volcanics on the northeast side of the Munugudjak basin. In the Mizinets valley, widespread low-grade gold mineralization is contained within Upper Devonian dacites and rhyolites which dip southeasterly and are covered by barren carboniferous sediments. The entire valley is covered with about 20 metres of alluvium so all interpretations are inferred from core logging and frost heaved talus on surrounding hillsides.

Mineralized structures may be veins, shears, quartz adularia veinlet swarms or mineralized faults. These features can be traced for more than 2.5 kilometres along the valley axis and are found to be irregularly mineralized with enriched gold and some silver. The deposit was formed in several stages with the youngest faulted blocks dropping to form the valley bottom and protecting the gold from erosion. Alteration shows zonation typical of epithermal gold deposits and is often so strong that, with local brecciation, original rock types are unrecognizable. It is clear the valley axis was a tectonic zone and a conduit for mineralizing fluids for a long period of geologic time.

During 2001, 30,000 metres of core were drilled in over 90 holes. These holes were either step-out holes drilled on 100 metre centres or selective fill-in holes on 50 or 25 metre centres. More than half of the holes encountered at least one structure exceeding five grams of gold per tonne over 1.5 metres of core-length.

Significant mineralization was found underneath cap rocks to the southwest, while in the northeast a mineralized fault zone assayed 20.17 grams of gold per tonne over 17.8 metres. The system *remains open at both ends. Follow-up work in the central area also returned exciting results. One* hole from Vein 5 yielded 31.33 grams per tonne over 21.9 metres while another intercepted 21.31 grams per tonne over 17.0 metres in Zone 3. These intercepts were a significant improvement from mineralization outlined here in the previous year and indicate that more "plums" in the "pudding" are likely to be found.

Preliminary metallurgical testwork indicates over 97% recovery for Birkachan gold in the Kubaka mill. Birkachan gold tends to be coarser and more "nuggety", possibly requiring a gravity circuit in addition to cyanidation. Further testwork is planned.

The diagram on pages 28 and 29 is a composite longitudinal section of the Mizinets valley. Drillhole pierce points are colour coded according to their grade x corelength product, then contoured along interpreted plunge directions. Although deep exploration intersected intense alteration, brecciation and vein structures, it generally appears that gold precipitated at higher elevations in the rhyolite tuff section. A high-grade breccia structure, centred deep on profile 21, has been partially delineated. Grades in this donut shaped feature exceed 20 grams of gold per tonne. The host hydrothermal breccia is thought to be one of the feeders for the epithermal system. Note that drilling east of profile 23 and west of profile 10 is quite wide spaced and considerable work remains to delineate mineralization identified so far. A heavy blue and white line encompassing profile 14 and 15 is the outline of a proposed open pit. The bottom of the pit is about 120 metres from surface.

Scoping level economic studies and computer modeling of the drill hole database in the fall of 2001 showed parts of the central area could be mined by open pit methods. At the same time a delineation drilling program was designed to confirm the gold-bearing structures interpreted from first pass exploratory holes. This two-rig program started in November 2001 and continues in 2002, with results confirming previous grades and widths. A high-grade shoot has recently been found in Zone 3. A Birkachan resource calculation is in process, with the data being updated as drilling continues. Year-end 2001 resources reported on page 16 of this annual report do not contain any Birkachan resource estimate.

Outlook In the summer of 2002, open pit mining will be completed at Kubaka. A residual mining program is planned to recover additional ore from the northeast pit wall, the north vein, and the central pit below the ultimate pit limits. The mill will continue to process lower grade ore stockpiles until the end of 2003, at which time the final reclamation and closure program will be implemented.

In 2002, Kinross' share of production from the Kubaka operation is budgeted at approximately 230,000 ounces of gold equivalent at total cash costs of approximately $130 per ounce. The open pit is expected to produce approximately 2.9 million tonnes of waste and 620,000 tonnes of ore at an average grade of 20.36 grams of gold per tonne. During 2002, Kubaka will be finalizing its plan to mine the ore that remains in the pit walls and below the ultimate pit by underground methods. Equipment will be sourced and underground miners will be hired and trained during the year. The residual mining program will provide an additional 59,000 tonnes of ore at an average grade of 14.44 grams of gold per tonne. The mill is expected to process over 820,000 tonnes of ore at an anticipated feed grade of almost 16 grams of gold per tonne. Any additional ore requirements will be supplemented from current ore stockpiles. With the exception of the purchase of the equipment required for the residual ore mining program budgeted at $2.7 million (Kinross' share $1.5 million), no significant capital additions are required during 2002.

Exploration Outlook In 2002, the Birkachan deposit will be explored throughout the year by two diamond drills and possibly a reverse circulation rig. The focus of this program will be:

- complete delineation of the potential open pit area;

- explore along strike the northeast and southwest areas to the limits of low-grade gold and alteration;

- test down-dip extensions of open mineralization;

- explore for new veins which may be stepped to the northwest and southeast.

Sequencing of these tasks and specific target selection will be results driven. Overall, the Birkachan deposit has good potential to extend the life of the Kubaka mill. It is anticipated that drilling in 2002 will increase both the quality and quantity of the gold resource discovered to date.

2001 Overview (Ownership: 50%)	Gold equivalent production:	Total ore milled:	Average gold grade:	Total cash costs:
	2001 67,211 ounces	2001 4,643,888 tonnes	2001 0.95 grams per tonne	2001 $242 per ounce gold equivalent
	2000 85,184 ounces	2000 8,801,400 tonnes	2000 0.94 grams per tonne	2000 $300 per ounce gold equivalent

REFUGIO CHILE

Review of Operations Refugio is an open pit heap leach operation located 120 kilometres northeast of Copiapo in the Andes of central Chile, at an elevation of 4,300 metres. Kinross acquired a 50% interest in the mine in June 1998, and is the operator.

Because of continuing low metal prices, mining and crushing activities at Refugio were suspended in late May of 2001. Nevertheless, as a result of the improvements made throughout the mining, crushing and material handling system during 2000, Refugio met or exceeded all of its operational goals in 2001. During the five-month period of operation, the mine crushed and stacked 102% of its budgeted goal. Based on the ore mined and the improved sizing from the new crushers, metal recovery for the year was projected to be 69.6%. Actual recovery from the heap was 72.2%. The lower total cash costs per ounce reflect these improvements in the operation.

Outlook Economic gold production from residual leaching is projected to continue into the second quarter of 2002. During this time, it is expected that approximately 9,000 ounces (Kinross' 50% share) will be recovered. Leaching operations will then be suspended for the remainder of the year, and activity at the site will be limited to property care and maintenance.

2001 Overview (Ownership: 100%)	Gold production:	Total ore milled:	Average gold grade:	Total cash costs:
	2001 39,592 ounces	Underground	Underground	2001 $279 per ounce
	2000 34,571 ounces	2001 195,400 tonnes	2001 4.40 grams per tonne	2000 $236 per ounce
		2000 208,350 tonnes	2000 3.98 grams per tonne	
		Tailings	Tailings	
		2001 1,004,900 tonnes	2001 1.10 grams per tonne	
		2000 497,450 tonnes	2000 1.11 grams per tonne	

BLANKET ZIMBABWE

Review of Operations Blanket is located in southwestern Zimbabwe, approximately 140 kilometres south of Bulawayo, the country's second largest city. The operation consists of an underground mine and a tailings re-treatment plant. It employees approximately 620 people.

Blanket produced 39,592 ounces of gold in 2001, over 5,000 ounces more than in 2000 but approximately 7,000 ounces below budget because of lower than planned tailings recovery. The underground operation continued to improve, producing 24,748 ounces compared to 23,725 ounces in 2000, because of higher grades and improved recovery. The tailings produced 14,844 ounces compared to 10,846 ounces in 2000. Zimbabwe's economic and political environment continued to decline in 2001, making it particularly difficult for businesses to operate viably. In these circumstances Blanket's results are considered satisfactory.

Capital expenditures of $1.1 million were undertaken during the year. The work included haulage development, some shaft sinking and upgrading, and exploration drilling. Unfortunately, all capital work had to be suspended at the end of the third quarter because of unfavorable economic conditions.

Outlook Blanket is forecasting production of approximately 39,000 ounces of gold at total cash costs in 2002, similar to those incurred in 2001. These production and cost estimates assume that the economic and political environment stabilizes and that the Zimbabwean dollar is devalued relative to the U.S. dollar shortly after the presidential election in March. If this is not the case, gold production and total cash costs could differ significantly from these estimates. Planned capital expenditures of $2 million are contingent upon improvements in the political climate of Zimbabwe. Key projects are continued haulage development on the 630 metre and 750 metre levels, shaft sinking on the 510 metre level in the Eroica ore zone, and No. 4 sub-vertical shaft extensions between the 630 metre and 850 metre levels and the 130 metre level and surface. Exploration will be concentrated within a six-kilometre radius of the Blanket plant, with minor ground reconnaissance work in selected areas of the Gwanda gold belt.

Because of the difficult economic and political climate in Zimbabwe, Kinross wrote down its investment in the Blanket mine by $11.8 million in 2001. While the mine has continued to operate throughout this challenging time, the decision to continue operating or to suspend operations will be reviewed continuously in the context of the evolving situation in the country.

EXPLORATION AND DEVELOPMENT

Kinross enjoyed favorable exploration results during 2001 at several locations. Consistent with the low gold price and market conditions, the Company retained its tight focus in the allocation of financial and human resources to exploration activities, taking advantage of cooperation and logistics available when working near its operating properties. At the Timmins, Fairbanks and Magadan operations, the exploration focus has shifted from the search for satellite deposits that supplement current operations to programs designed to discover the next generation of large deposits capable of sustaining operations for many years. In addition, significant progress was made during the year at two greenfield projects, Goose Lake in Nunavut Territory, Canada, and Norseman in Western Australia. The decision to acquire 100% of the George/Goose Lake property provides the opportunity to advance the project in the Company's own style and pace.

In 2001, Omolon Gold Mining Company, 54.7% owned by Kinross, operating in Far East Russia, continued drilling year-round 28 kilometres north of the Kubaka operations to define high-grade gold mineralization at the Birkachan discovery. This work focuses on a mineralized zone nearly 3,000 metres long having a number of gold-bearing quartz veins and breccia zones within a package of volcanic rocks. The geology is obscured by alluvial cover. The figure on pages 28 and 29 is a longitudinal section displaying the distribution of both the near surface and deeper high-grade pods and zones discovered so far along the strike of the Birkachan trend. There remains room for additional discoveries at Birkachan because the altered and mineralized zone is large, the surface geology of the deposit is obscured by a thickness of young alluvial cover, and the drill pattern is fairly widely spaced.

Exploration in the Fairbanks area occurs on several fronts. At True North, exploration and definition drilling continue laterally from the pit area to expand the reserve base that may be mined there. About 12 kilometres east of Fort Knox, efforts have focused on expanding the resource base at the Gil project area. In keeping with the strategy to sustain long mine lives at the Company's core operations, a strong effort will be made in 2002 to identify and drill the buried intrusive responsible for gold mineralization that occurs in the mica schists at Gil. This intrusive may have many similarities to the granite that hosts mineralization at the Fort Knox mine.

Drilling at the Goose Lake project provided a better understanding of the geology and controls on gold distribution. At the north end of the deposit, widely spaced step-out holes were drilled down the plunge of folded and sheared iron formation, providing further insight into the vertical component of gold distribution. At the south end of the deposit, drilling confirmed the presence of faults that have brought mineralization close to surface, enhancing the possibility for surface mining. Together, these findings should have a positive impact on the ultimate resources, future planning and economics at Goose Lake.

Drilling of the North Scotia and Everlasting satellite targets at the Norseman project has discovered narrow, gold-bearing quartz veins with grades significantly higher than resources drilled out at the Mt. Henry and Selene areas. Incorporating these results into the planning process for Norseman should enhance the economic analysis for the project.

In the fourth quarter of 2001 Kinross initiated a camp-wide exploration program around Timmins that should continue for years to come in this almost century-old mining camp. Kinross will drill-test targets extending from the historic McIntyre mine in the west to Nighthawk Lake in the east, a distance of almost 30 kilometres. Early results have been quite encouraging, as many of the holes in the McIntyre, Pamour and Hopson areas have returned multiple intersections with good grades, and occasionally with visible gold.

Despite the challenging business environment, Kinross' management and Board recognize the need for exploration and continue to support it with consistent budgets. Capitalized exploration at existing operations, budgeted at $3.1 million in 2002, will complement expensed exploration programs expected to approximate $7.9 million in 2002. The exploration programs have well-defined goals, seeking to extend the longevity of operations as well as looking to the longer term future of Kinross.

In the business development area, the Kinross E-Crete plant in Casa Grande, Arizona, completed its first full year of operation in 2001. Kinross founded E-Crete, LLC to develop uses for the tailings produced by its milling operations, and to capitalize on the market potential for alternative building products in North America. The plant makes Autoclaved Aerated Concrete (AAC) which is a proven cost-effective and environmentally sound building material. In the plant, cement, lime, gypsum, aluminum powder and mine tailings are mixed to form a slurry that is poured into large molds, cut and baked in a steam pressured autoclave, and then wrapped for shipment. Currently the product is sold directly to contractors and indirectly through distributors in Arizona, New Mexico and Sonora, Mexico. While the business climate for startup is challenging, sales are increasing and the 2002 business plan contemplates the operation being cash-flow neutral by year-end.


BEFORE
AFTER

Fort Knox reclaimed pre-existing placer operations in Fish Creek directly below the mine as a cooperative effort with state and federal agencies.

Fish Creek following reclamation and the development of a diversified wildlife habitat.

ENVIRONMENT

Kinross is committed to environmental excellence in all of its activities. To meet this commitment, the Company has implemented a strategic environmental management system that is integrated into all of the Company's core business functions, and places accountability at all levels throughout the organization. The environmental management system includes environmental objectives for all stages of the mining cycle, and establishes high standards of environmental performance that apply to all operations worldwide.

There were no significant environmental incidents during 2001. Environmental performance is continuously monitored and reported quarterly to Kinross' management and the Board. Comprehensive environmental compliance audits were completed by the corporate environmental department and external consultants at all operations and at selected residual properties during 2001. The facilities were audited against regulatory compliance requirements and Company environmental performance objectives, to assure a high standard of excellence. Where an audit identified any issues, the operations involved implemented corrective action plans.

Kinross has developed a unique environmental performance measurement system that is used to quantify environmental performance at all operations. The Environmental Performance Index not only measures regulatory compliance performance, but also assesses the effectiveness of site environmental management systems against established standards. The system includes performance targets and a feedback process with a focus on continuous environmental improvement.

To manage environmental risk effectively, a program is in place to assess routinely the management and stability of tailings and heap leach facilities. It includes a detailed water balance accounting, to assure sufficient storage capacity, and a review of operational procedures. Every Kinross operation has in place a tailings or heap management plan.

Kinross places a high priority on reclamation, and is proud of its accomplishments. The work includes concurrent reclamation at active operations, where reclamation is integrated into the mine planning process, and the aggressive fulfillment of reclamation obligations associated with closed properties. During 2001, the Company spent $7.1 million on reclamation and closure activities. The remaining reclamation liability for all sites over the life of the operations is estimated to be $72.9 million. All Kinross operating and closed facilities have detailed reclamation and closure plans, which are evaluated on an ongoing basis.

Residual Properties In 2001, reclamation was carried out at seven idled mine sites under final closure. The work included reclamation of several open pits and development of one lake, restoration of a heap leach facility, and the advancement of several closure design and permitting issues.

Kinross and the Ontario Ministry of Northern Development and Mines continue a successful partnership that was developed to address environmental remediation issues associated with past-producing properties acquired by Kinross in 1999. The agreement between Kinross and the ministry has proven to be a model for industry-government cooperation in addressing the remediation of historic mine impacts.

During 2001 all residual sites were managed with zero lost time accidents and no permit infractions. Highlighting the quality of the Company's reclamation design and workmanship was the receipt of the California Mining Association's Excellence in Reclamation Award for 2000 by the Hayden Hill mine. Additionally, the Sleeper mine received recognition from the Nevada Mining Association for its exemplary health and safety record in 2000. Expenditures at residual properties of over $9.0 million are budgeted in 2002, confirming the Company's commitment to prudent, sustainable and responsible restoration of mined lands.



The Shania Twain Centre is an art museum located in Timmins, Ontario and was built on land donated by Kinross.

COMMUNITY COMMITMENT

In 2001 Kinross expanded its efforts to give back to the communities in which it lives, a philosophy regarded as fundamental to both the Company and the mining industry.

In Timmins, the Company provided financial support for the expansion of recreational facilities at the Kinross Place Children's Treatment Centre. Kinross also assumed the corporate sponsorship for the Timmins Area Women in Crisis Christmas party. Additionally, a land donation program that began in 2000 continued into 2001, and resulted in an additional 190 hectares of Kinross land being donated to the City of Timmins and local not-for-profit groups. These land donations have facilitated extensive tourism and recreational land use development in and around Timmins.

In Russia, Omolon Gold Mining Company (Kinross 54.7%) continued with an expansive community outreach program extending to Evensk, Omsukchan and Magadan. The focus of this program, as in previous years, was the provision of financial, logistical and infrastructure support to these remote communities and their surrounding populations. Significant financial support was also given to the Omolon Charity Fund, which in turn directs monies in support of local schools, orphanages and an educational scholarship program.

Through the Blanket mine in Zimbabwe, Kinross has committed to supporting an industry-led initiative directed at AIDS awareness and prevention. The support and involvement of the Canadian International Development Agency in this initiative underscores its long-term importance.

In Fairbanks, Alaska, the Fort Knox mine initiated an evaluation of commercial scale gold mine tours at its operations. This program, coupled with Company-sponsored educational efforts with local schools and youth groups, has the potential to stimulate the local economy and secondary business, while showcasing the benefits of a modern, progressive and environmentally responsible mining operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All results are expressed in United States dollars unless otherwise stated.

The Company Kinross Gold Corporation (the "Company") is engaged in the mining and processing of gold and silver ore and the exploration for and acquisition of gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Overview The Company's share of attributable production was 944,803 gold equivalent ounces in 2001, a nominal increase when compared to 2000 production of 943,798 ounces and a decrease of 7% when compared to 1999 production of 1,012,408 ounces. Average total cash costs per gold equivalent ounce decreased by 4%, to $193 in 2001, compared to $202 in 2000 and $196 in 1999. Cash flow provided from operating activities in 2001 was $74.5 million, compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities increased in 2001 due to lower production costs, lower exploration spending, and an increase in the proceeds on restructuring of the gold forward sales contracts when compared to 2000. In 2001, $16.1 million of write-downs of property plant and equipment of which the largest component was an $11.8 million write-down of the Blanket mine due to the continued uncertainty in Zimbabwe, resulted in a $36.9 million, or $0.14 per share net loss for the year. As a result of the continuing uncertainty in Zimbabwe and the difficulty with which (the "Company") had in exercising control over its subsidiary, the Company discontinued the consolidation of the Zimbabwean subsidiary, effective December 31, 2001. The 2001 loss compares to a $126.1 million, or $0.45 per share loss in 2000 and a $240.7 million, or $0.83 per share net loss in 1999. The losses in 2000 and 1999 included write-downs of $85.2 million and 189.5 million, respectively.

Business Acquisitions The Company acquired the balance of the Goose/George Lake exploration property in Nunavut by issuing from treasury 4,000,000 common shares valued at $3.8 million. In addition to this acquisition, (the "Company") focused on completing the permitting of the True North property, one of the satellite deposits near the Fort Knox processing plant. The permitting process was completed in January 2001 and (the "Company") completed the pre-production capital expenditures during 2001. Commercial production for this additional deposit was achieved early in the second quarter of 2001.

REVENUES

Gold and Silver Sales The Company's primary source of revenue is from the sale of its gold production. The Company sold 907,149 ounces of gold in 2001, compared to 897,428 ounces in 2000 and 1,006,453 ounces in 1999. Revenue from gold and silver sales was $270.1 million in 2001 compared to $271.0 million in 2000 and $304.0 million in 1999. Revenue from gold and silver sales in 2001 was similar to the 2000 results. In 2001, (the "Company") realized $296 per ounce of gold, compared to $298 in 2000 and $300 in 1999. The average spot price for gold was $271 per ounce in 2001 compared to $279 in 2000 and $279 in 1999.

SUMMARY INFORMATION	2001	2000	1999
Attributable gold equivalent production – ounces	944,803	943,798	1,012,408
Attributable gold production – ounces	937,852	932,423	1,006,453
Gold sales – ounces (excluding equity accounted ounces)	907,149	897,428	1,006,453
Gold revenue (millions)	$ 268.8	$ 267.8	$ 302.3
Average realized gold price per ounce	$ 296	$ 298	$ 300
Average spot gold price per ounce	$ 271	$ 279	$ 279

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the three comparative years. The resulting ratios are 62.00:1 in 2001, 56.33:1 in 2000, and 53.40:1 in 1999.

Interest and Other Income The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2001 totaled $9.3 million compared to $14.2 million in 2000 and $15.5 million in 1999. Interest and other income in 2001 was comprised of interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million, insurance settlements of $1.3 million and $0.9 million of other items. This compares to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million and insurance settlements of $2.5 million. And to 1999 interest on cash deposits of $10.6 million, joint venture management fees of $2.9 million, insurance settlements of $2.0 million. Interest income decreased in 2001 due to substantially lower interest rates, while insurance settlements decreased since the majority of the historic Refugio claims were settled in 2000.

Mark-to-Market Gain (Loss) on Written Call Options The Company retroactively adopted the change in the Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $3.5 million in 2001. This compared to a gain of $4.1 million in 2000 and a loss of $2.5 million during 1999. For details on the written call options outstanding at December 31, 2001, see Note 8 to the Consolidated Financial Statements.

COSTS AND EXPENSES

Operating Costs Gold equivalent production in 2001, (excluding equity accounted ounces) increased by 1% when compared to 2000 production, while operating costs decreased by 5%. Consolidated operating costs were $180.7 million in 2001 compared to $189.6 million in 2000 and $209.4 million in 1999. Total cash costs per ounce of gold equivalent were $193 in 2001 compared to $202 in 2000 and $196 in 1999. Total cash costs per ounce of gold equivalent improved dramatically at the Hoyle Pond mine and the Refugio mine, while the Blanket mine in Zimbabwe experienced higher unit costs due to hyperinflation primarily as a result of certain monetary policies adopted by the government of this African country.

CONSOLIDATED PRODUCTION COSTS PER EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION
For the year ended December 31,

	2001	2000	1999
Cash operating costs	$ 186	$ 193	$ 186
Royalties	7	9	10
Total cash costs	193	202	196
Reclamation	2	3	3
Depreciation, depletion and amortization	94	99	110
Total production costs	$ 289	$ 304	$ 309

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31,
(millions except production in ounces and per ounce amounts)

	2001	2000	1999
Operating costs per financial statements	$ 180.7	$ 189.6	$ 209.4
Dayton operating costs	7.4	9.4	–
Site restoration cost accruals	(1.9)	(2.7)	(3.1)
Severance costs	–	–	(3.5)
Contract termination costs	–	–	(1.5)
Other	(3.7)	(5.4)	(2.4)
Operating costs for per ounce calculation purposes	$ 182.5	$ 190.9	$ 198.9
Gold equivalent production – ounces	944,803	943,798	1,012,408
Total cash costs per equivalent ounce of gold	$ 193	$ 202	$ 196

Total cash costs per ounce of gold equivalent decreased by 4% during 2001. Details of the individual mine performance are discussed in the following sections.

PRODUCTION DATA ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION – OUNCES For the year ended December 31,	2001	2000	1999
Primary operations:			
Fort Knox	411,221	362,959	351,120
Hoyle Pond	156,581	140,441	136,709
Kubaka	237,162	244,641	254,625
Refugio	67,211	85,184	90,008
Blanket	39,592	34,571	37,755
	911,767	867,796	870,217
Other operations:			
Denton-Rawhide	17,713	29,361	62,792
Andacollo	11,718	21,030	–
Hayden Hill	1,887	9,582	17,020
Guanaco	1,718	16,029	23,690
Macassa	–	–	38,689
	33,036	76,002	142,191
Total gold equivalent ounces	944,803	943,798	1,012,408

TOTAL CASH COSTS PER OUNCE OF ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION For the year ended December 31, (dollars per equivalent ounce of gold)	2001	2000	1999
Primary operations:			
Fort Knox	207	203	194
Hoyle Pond	182	209	210
Kubaka	140	139	143
Refugio	242	300	277
Blanket	279	236	173
	191	197	189
Other operations:			
Denton-Rawhide	248	243	243
Andacollo	259	289	–
Hayden Hill	277	240	194
Guanaco	436	278	198
Macassa	–	–	283
	263	263	241
	193	202	196

PRIMARY OPERATIONS

Fort Knox Mine The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000 and 351,120 in 1999. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000 and $194 in 1999. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000 and $9.5 million during 1999. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

Hoyle Pond Mine The Company acquired the Hoyle Pond underground mine, located in Timmins, Ontario, in 1993. Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000 and 136,709 ounces in 1999. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000 and $210 in 1999. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000 and $18.6 million during 1999. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

Kubaka Mine The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000 and 254,625 in 1999. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000 and $143 in 1999. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 were $0.4 million compared to $0.3 million during 2000 and $0.9 million during 1999. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and commence the process of converting the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill tonnage for the Kubaka processing plant in 2003 or 2004.

Refugio Mine The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production in 2001 was 67,211 ounces compared to 85,184 ounces in 2000 and 90,008 in 1999. In 2001, total cash costs were $242 per ounce of gold equivalent compared to $300 in 2000 and $277 in 1999. In late 2000, in light of the continued weakness in spot gold prices a decision was made to suspend mining activities and place the operations on care and maintenance in June of 2001. The open pit mining activities were suspended on June 1, 2001 as the last mined ore was placed on the leach pad and the Refugio operations commenced residual leaching of the two leach pads. All of the leased mining equipment was disposed of in 2001, eliminating any further financial obligations under the leases. Heap leaching operations continue and the balance of the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pad to determine the best time to suspend residual leaching. The Company estimates its share of residual production of approximately 9,000 gold equivalent ounces during the first half of 2002. After that, the Refugio mine will remain on care and maintenance until spot gold prices improve substantially.

Blanket Mine The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2001 was 39,592 ounces compared to 34,571 ounces in 2000 and 37,755 ounces in 1999. Total cash costs were $279 per ounce of gold equivalent in 2001, compared to $236 in 2000 and $173 in 1999. Gold production increased in 2001 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby producer commenced. Inflationary pressures within Zimbabwe reached extreme levels due to certain monetary policies adopted by the government making the sourcing of foreign materials and supplies increasingly more difficult. This has also been compounded by increases in violence and civil unrest throughout the fourth quarter, a trend that is expected to increase as the March elections draw closer. With only 20% of gold sales payable in U.S. dollars and in excess of 30% of consumables imported and denominated in currencies other than the Zimbabwe dollar, the future ability of this operation to service debt obligations to the Company remains questionable. Future dividend payments under the current tight monetary policies also appear unlikely. Throughout this challenging time the mine continues to operate, and estimates 2002 production of 39,000 gold equivalent ounces at total cash costs similar to those incurred in 2001.

The Company believes that conditions will improve in Zimbabwe, but, in light of the current economic and political environment, the Company has discontinued the consolidation of its investment in Zimbabwe and has fully written it down. This write-down during the fourth quarter of 2001 totaled $11.8 million.

Other Operations In addition to its primary operating mines, the Company has other locations in various stages of residual production or closure. Only two of these operations had gold equivalent production during 2001. Gold equivalent production from the Hayden Hill and Guanaco mines in 2001 was 3,605 ounces with total cash costs in excess of $300 per ounce. Both of these operations will have no further commercial production and efforts are now focused on mine closure and reclamation.

In late 1999, The Company entered into a joint venture, whereby it would contribute cash while the Venture partner would contribute technology and the required patents to construct an Autoclaved Aerated Concrete ("AAC") plant near Phoenix, Arizona. Construction of the plant was completed in 2001. AAC is a lightweight, high strength building block manufactured from silica mine tailings. Activities in 2001 were primarily marketing and engineering related, plant construction and startup manufacturing of AAC. The plan for 2002 is to continue to establish demand for the product with the expectation of earnings and positive cash flow from this venture in 2003.

Site Restoration Costs Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its closure obligations at $72.9 million based on information currently available including preliminary closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many projects as possible to post closure monitoring by the end of 2004.

Administration Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $10.1 million in 2001, compared to $10.4 million in 2000, and $11.2 million in 1999. The 2001 administration expenditures were similar to 2000 and lower than 1999 since the 1999 expenditures included costs associated with the secondary offering. Administration expenses in 2002 are expected to remain near 2001 levels.

Exploration and Business Development In 2001, total exploration and business development expenditures were $11.4 million of which $7.9 million was expensed. In 2000, total exploration and business development expenditures were $18.2 million of which $11.4 million was expensed and in 1999 total exploration and business development expenditures were $15.5 million of which $11.1 million was expensed. Capitalized exploration was incurred primarily on the Hoyle Pond property and Fort Knox properties, while expensed exploration activities focused on the George/Goose Lake project in Nunavut and the area surrounding the Kubaka mine in Russia. Exploration and business development expenditures are expected to be $11.0 million in 2002 of which $7.9 million is expected to be expensed.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization totaled $85.8 million in 2001 compared to $93.2 million in 2000 and $110.9 million in 1999. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $94 in 2001, from $99 in 2000 and $110 in 1999. The 2001 decrease per equivalent ounce of gold compared to 2000 was primarily due to increased year-end 2000 proven and probable reserves at the Kubaka mine. Depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2002.

Interest Expense Interest expense totaled $9.1 million in 2001, compared to $14.3 million in 2000, and $15.8 million in 1999. Interest expense in 2001 is comprised of $2.0 million relating to the Company's proportionate share of interest on the Kubaka project and subordinated loans. In addition, in 2001, the Company incurred $2.8 million of interest on the Alaskan industrial revenue bonds, $2.8 million of interest on the debt component of the convertible debentures and the balance of interest on capital leases. Interest expense decreased in 2001 due to lower debt balances outstanding and lower interest rates. For further information on the Company's debt position, see Note 9 to the Consolidated Financial Statements.

Share of Loss of Investee Companies Share of loss of investee companies totaled $2.2 million in 2001, compared to $8.1 million in 2000, and $0.3 million in 1999. The Company equity accounts investments where it owns more than 20% and exercises control. During 2001, the Company's share of the losses of the investee companies was $2.2 million, substantially less than recorded amounts in 2000. The 2000 results included 34% of Dayton Mining Corporation's write-down of the Andacollo mine.

Write-down of Property Plant and Equipment Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years, gold has averaged $276 per ounce and closed the year at $277 per ounce. Subsequent to the end of 2001, gold has traded above $300 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $300 per ounce for gold for both reserve determination and impairment analysis in 2001, 2000 and 1999. In 1998 the Company used an assumed gold price of $325 per ounce.

Non-cash property, plant and equipment write-downs totaled $16.1 million in 2001 compared to $72.1 million in 2000 and $184.9 million in 1999. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest. The balance of the write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties. The 1999 write-down was comprised of $108.8 million relating to the Fort Knox mine, $10.7 million on the Kubaka mine, $11.2 million on the Refugio mine and the balance on other non-core development and closure properties.

The details of the asset write-downs are presented in Note 15 to the Consolidated Financial Statements.

Write-down of Other Investments The Company has various investments in resource-related companies at December 31, 2001, totaling $14.0 million. There were no non-cash write-downs of long-term investments during 2001, compared to $13.1 million in 2000 and $4.6 million in 1999. In light of the then current market conditions of resource-related equities and the poor performance of its equity accounted investments, the Company determined in 2000 that a permanent impairment in value has occurred and wrote these investments down to their estimated quoted market value.

Income and Mining Taxes The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Zimbabwe and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income. The 2001 liability arises from income taxes in Russia and federal large corporations tax in Canada. For a detailed income tax reconciliation, see Note 16 to the Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL RESOURCES

Operating Activities Cash flow provided from operating activities was $74.5 million compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities in 2002 is expected to be approximately $53.0 million using a spot gold price assumption of $300 per ounce. The 2001 cash flow from operating activities was positively affected by lower production costs, interest expense and exploration spending. In addition, $21.6 million of cash flow was generated upon the restructuring of certain spot deferred forward sales contracts. The 2001 cash flow from operating activities was used to finance capital expenditures and service existing debt. There were no dividends paid on the convertible preferred shares of subsidiary company in 2001.

Financing Activities During 2001, the Company issued 24.2 million common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. At the time of the transaction the convertible preferred shares of the subsidiary company had a book value of $48.9 million. The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment. In addition, in 2001, the Company issued 4.3 million common shares for cash consideration of $4.6 million pursuant to a private placement, issued 4.0 million common shares valued at $3.8 million to acquire mining properties, and issued 1.3 million common shares valued at $0.9 million pursuant to the employee share incentive plan. During 2000, the Company issued 2.0 million common shares for cash consideration of $1.4 million pursuant to a private placement, issued 2.1 million common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 3.5 million common shares pursuant to a normal course issuer bid for $5.3 million of cash. During 1999, the Company issued 10.5 million common shares valued at $25.9 million pursuant to the La Teko transaction and repurchased 3.7 million common shares pursuant to a normal course issuer bid for $7.5 million of cash.

On February 12, 2002, the Company completed a public offering and issued from treasury 23.0 million common shares for net proceeds of $18.5 million. The majority of the funds raised will be used to purchase the convertible preferred shares of subsidiary company. If the Company is successful in acquiring the 894,600 convertible preferred shares of subsidiary company at the offer price of $16.00 per share, the Company would apply the difference between book and market value of approximately $33.7 million to reduce certain property, plant and equipment.

The debt component of convertible debentures was reduced by $5.4 million during 2001 compared to $4.9 million during 2000 and $4.4 million during 1999. Long-term debt repayments were $46.5 million in 2001 compared to $26.4 million during 2000 and $14.7 million during 1999.

The Company did not declare and pay any dividends to the holders of the convertible preferred shares of subsidiary company. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000, totaled $3.4 million compared to $6.9 million in 1999. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $5.1 million that represents the cumulative unpaid dividends to the minority holders.

As at December 31, 2001, the Company had a $70 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. This operating line was reduced to $50.0 million on January 2, 2002. As at December 31, 2001, $59.0 million of letters of credit were issued under this facility. On January 2, 2002, the Company repaid $9.0 million of the Fort Knox industrial revenue bonds ("IRB's") which reduced the letters of credit outstanding under this facility to $49.8 million. The Company intends to re-market this credit facility in early 2002 since it matures in January 2003.

As at December 31, 2001, the Company's long-term debt consists of $4.2 million relating to the Kubaka project financing, $49.0 million of IRB's and various capital leases and other debt of $10.9 million. The current portion of the long-term debt is $33.1 million. For details of the various components of long-term debt, see Note 9 to the Consolidated Financial Statements.

Investing Activities Capital expenditures decreased by 27% in 2001, as $30.4 million was spent on capital additions, compared to $41.6 million in 2000, and $44.0 million in 1999. The 2001 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 92% of total capital expenditures incurred at these two mines. Capital spending at the Hoyle Pond mine totaled $7.9 million (2000 – $13.8 million, 1999 – $18.6 million), for exploration drilling, underground development and additions to the underground mobile fleet. Capital spending at the Fort Knox mine totaled $20.2 million (2000 – $17.6 million, 1999 – $9.5 million), to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. The Company's share of capital spending at the Refugio mine totaled $ nil (2000 – $3.2 million, 1999 – $7.9 million). Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures totaling $28.4 million in 2002 are to be funded from cash flow from operating activities and current cash reserves.

During 2001, one cash business acquisition was completed as the Company increased its ownership interest of E-Crete, LLC to approximately 86%. Cash used in business acquisitions was $1.2 million in 2001, compared to $ nil in 2000 and $35.0 million in 1999. Cash used in business acquisitions in 1999 primarily related to the $28.1 million cash component of the True North property transaction in Alaska and $4.7 million cash payment for the Timmins assets of Royal Oak Mines Inc.

For details of the various business acquisitions, see Note 2 to the Consolidated Financial Statements.

Business Risks and Management The Company continuously reviews the mining risks it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. In addition, there is great emphasis on safety, training and loss control programs at the various sites. The Company also maintains insurance coverage and surety bonds to cover normal business risks and financial assurance to various regulatory bodies pursuant to closure plans. Recent events affecting the insurance and surety markets worldwide have made it difficult to obtain additional surety capacity. The Company is reviewing alternatives available to provide financial assurance.

The Company's operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The overall effect of these changes upon the Company varies by jurisdiction, and are not predictable but, given the Company's environmental policies and programs, the effects of any such changes are not expected to be material. The Company has planned reclamation spending at the various properties of approximately $12.6 million during 2002.

The Company has prepared reserve estimates based on a $300 per ounce gold price. Market fluctuations in the price of gold may render certain ore reserves uneconomical at lower gold prices.

The Company's business is subject to extensive licenses, permits, government legislation, controls and regulations. The Company endeavors to be in compliance with these regulations at all times.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside the country, onerous currency controls, the developing nature of the legal system, persistent high inflation and tax legislation that is subject to varying interpretations and constant changes, which may be retroactive.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risks The Company's revenues are derived primarily from the sale of gold production. The Company's net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, the Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. As at December 31, 2001, the Company has gold forward sales contracts covering 313,000 ounces of future production of which 113,000 ounces are scheduled for delivery in 2002 at $271 per ounce. The Company is not subject to margin requirements on any of its hedging lines. Based on the Company's projected 2002 sales volumes, each $10 per ounce change in the average realized price on gold sales would have an approximate $7.0 million impact on revenues and pre-tax earnings. For further details of the hedge position as at December 31, 2001, see Note 8 of the Consolidated Financial Statements.

The Company consumes approximately 260,000 barrels of oil annually throughout its worldwide operations. In response to market conditions in late 2001, the Company entered into crude oil forward purchase contracts for approximately 28,500 barrels scheduled to be consumed during 2002 at $20.83 per barrel. Based on the Company's projected 2002 consumption and the forward purchase outstanding, each $1 change in crude oil prices would have an approximate $0.2 million impact on operating costs and pre-tax earnings.

Foreign Currency Exchange Risk The Company conducts the majority of its operations in the U.S., Russia, Canada, and Zimbabwe. Currency fluctuations affect the cash flow that the Company will realize from its operations as gold is sold in U.S. dollars, while, production costs are incurred in Russian rubles, Canadian, U.S. and Zimbabwean dollars. The Company's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in U.S. and Canadian dollars; holdings denominated in other currencies are relatively insignificant.

Since 1998, the Russian ruble has weakened against the U.S. dollar and the Company has benefited primarily through lower Russian labour and materials costs. The temporal method is used to consolidate the financial results of operations in Russia. The major currency related exposure at any balance sheet date is on ruble denominated cash balances and working capital. The bullion inventory is denominated in U.S. dollars thus there are no related foreign exchange risks. The foreign exchange exposure on the balance of the working capital items is nominal. Gold sales during 2001 were primarily denominated in rubles. Any excess rubles were quickly converted into U.S. dollars minimizing any foreign exchange risk on cash balances. The U.S. dollars received are used to service the U.S. dollar denominated debt and the foreign supplies inventory purchases, while the rubles received from the gold sales are used to pay local operating costs. The Company has and will continue to convert any excess rubles into U.S. dollars to repay U.S. denominated third-party and inter-corporate debt obligations. Assuming the Company's share of estimated 2002 ruble payments of 560 million rubles at an exchange rate of 30 rubles to one U.S. dollar, each 3 ruble change to the U.S. dollar could result in an approximate $1.7 million change in the Company's pre-tax earnings.

In Canada, the Canadian dollar exposure primarily relates to Canadian dollar denominated operating, administration, exploration and interest costs. The Company has self-sustaining operations in Canada which are translated into U.S. dollars using the current rate method. The current rate method translates assets and liabilities into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items into U.S. dollars using the average rate for the reporting period. The Canadian dollar decreased in value by approximately 6% when compared to the U.S. dollar in 2001. This, combined with holding net assets in the Canadian self-sustaining operations, resulted in an increase of $5.6 million in the cumulative translation adjustment account. In addition, the Company has Canadian dollar denominated operating, administration, exploration and interest expense. The Company currently has hedged $12.0 million of this exposure for 2002 at average exchange rates of Canadian $1.4982 per U.S. dollar. Excluding hedging contracts described above, and assuming 2001 Canadian dollar payments of $59.0 million dollars at an exchange rate of Canadian $1.55 per U.S. dollar, each 5 cent change to the U.S. dollar could result in an approximate $1.2 million change in the Company's pre-tax earnings.

Interest Rate Risks The Company has no interest rate swaps outstanding at December 31, 2001. At December 31, 2001, the Company carries $56.5 million of variable rate debt, all denominated in U.S. dollars. Interest expense would change by approximately $0.6 million for every one percent change in interest rates.

Outlook As at December 31, 2001, the Company has $62.0 million of working capital, which includes a strong cash balance. The Company is continually focused on cost containment and is aggressively looking for opportunities to reduce spending in all areas. In addition, with the exception of the George/Goose Lake exploration program, all exploration efforts are now focused near existing producing assets, which should provide synergistic opportunities in the future. These initiatives, combined with sustainable low cost production, significant mining properties in Alaska and Timmins and a manageable debt repayment schedule, provide the Company with the ability to survive low spot gold prices in order to take advantage of higher prices in the future.

Subsequent to year-end, the Company issued from treasury 23.0 million common shares for net proceeds of $18.5 million. In addition, the Company announced a tender offer to acquire the 894,600 convertible preferred shares of subsidiary company that it does not own for $16.00 per share. These transactions are the next steps to further strengthen the balance sheet and complement those achieved in 2001.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF KINROSS GOLD CORPORATION

We have audited the consolidated balance sheets of Kinross Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario
February 13, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Kinross Gold Corporation. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements where appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Robert M. Buchan
Chairman and
Chief Executive Officer

Brian W. Penny
Vice President, Finance
and Chief Financial Officer

Toronto, Ontario
February 13, 2002

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
Kinross Gold Corporation
As at December 31,
(expressed in millions of U.S. dollars)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 81.0	$ 77.8
Restricted cash	-	2.9
Accounts receivable (Note 3)	13.8	20.3
Inventories (Note 4)	42.4	54.6
Marketable securities (quoted market value: 2001 – $1.8; 2000 – $0.7)	1.5	0.7
	138.7	156.3
Property, plant and equipment (Note 5)	415.0	505.6
Long-term investments (Note 6)	12.9	14.4
Deferred charges and other assets	11.0	23.7
	$ 577.6	$ 700.0
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 31.0	$ 40.8
Current portion of long-term debt (Note 9)	33.1	31.5
Current portion of site restoration cost accruals (Note 10)	12.6	9.3
	76.7	81.6
Long-term debt (Note 9)	31.0	79.8
Site restoration cost accruals (Note 10)	43.0	47.9
Future income and mining taxes (Note 16)	3.3	3.5
Deferred revenue (Note 8 (a))	9.6	10.1
Other long-term liabilities	6.0	10.1
Debt component of convertible debentures (Note 11)	28.1	33.4
Redeemable retractable preferred shares (Note 12)	3.1	3.1
	200.8	269.5
Convertible preferred shares of subsidiary company (Note 13)	48.0	91.8
Common shareholders' equity		
Common share capital (Note 14)	945.7	913.2
Contributed surplus	12.9	12.9
Equity component of convertible debentures (Note 11)	124.8	117.0
Deficit	(726.0)	(681.4)
Cumulative translation adjustments	(28.6)	(23.0)
	328.8	338.7
	$ 577.6	$ 700.0

Commitments and contingencies (Note 21)

Signed on behalf of the Board:

John A. Brough
Director

John M.H. Huxley
Director

CONSOLIDATED STATEMENTS OF OPERATIONS
Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars except per share amounts)

	2001	2000	1999
Revenue			
Mining revenue	$ 270.1	$ 271.0	$ 304.0
Interest and other income	9.3	14.2	15.5
Mark to market gain (loss) on call options	3.5	4.1	(2.5)
	282.9	289.3	317.0
Expenses			
Operating	180.7	189.6	209.4
General and administrative	10.1	10.4	11.2
Exploration	7.9	11.4	11.1
Depreciation, depletion and amortization	85.8	93.2	110.9
	284.5	304.6	342.6
Loss before the undernoted	(1.6)	(15.3)	(25.6)
Gain on sale of assets	1.2	4.1	0.1
Foreign exchange (loss) gain	(1.1)	0.5	0.2
Share in loss of investee companies	(2.2)	(8.1)	(0.3)
Interest expense on long-term liabilities	(9.1)	(14.3)	(15.8)
Write-down of marketable securities and long-term investments	-	(13.1)	(4.6)
Write-down of property, plant and equipment (Note 15)	(16.1)	(72.1)	(184.9)
Loss before taxes and dividends on convertible preferred shares of subsidiary company	(28.9)	(118.3)	(230.9)
Provision for income and mining taxes (Note 16)	(2.9)	(0.9)	(2.9)
Loss for the year before dividends on convertible preferred shares of subsidiary company	(31.8)	(119.2)	(233.8)
Dividends on convertible preferred shares of subsidiary company (Note 13)	(5.1)	(6.9)	(6.9)
Net loss for the year	(36.9)	(126.1)	(240.7)
Increase in equity component of convertible debentures (Note 11)	(7.7)	(7.2)	(6.5)
Net loss for the year attributable to common shareholders	$ (44.6)	$ (133.3)	$ (247.2)
Loss per share			
Basic	$ (0.14)	$ (0.45)	$ (0.83)
Diluted	n/a	n/a	n/a
Weighted average number of common shares outstanding (millions)	313.4	298.1	299.2

CONSOLIDATED STATEMENTS OF CASH FLOWS
Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars)

	2001	2000	1999
Net inflow (outflow) of cash related to the following activities:			
Operating:			
Loss for the year before dividends on convertible preferred shares of subsidiary company	$ (31.8)	$ (119.2)	$ (233.8)
Items not affecting cash:			
Depreciation, depletion and amortization	85.8	93.2	110.9
Write-down of property, plant and equipment	14.6	72.1	184.9
Write-down of marketable securities and long-term investments	–	13.1	4.6
Gain on sale of assets	(1.2)	(4.1)	(0.1)
Future income and mining taxes	–	(3.5)	–
Deferred revenue realized	(17.7)	(13.5)	(6.9)
Site restoration cost accruals	1.9	2.6	3.1
Share in loss of investee companies	2.2	9.4	0.3
	53.8	50.1	63.0
Proceeds on restructuring of gold forward sales contracts	21.6	4.7	–
Site restoration cash expenditures	(7.1)	(9.6)	(6.3)
Changes in non-cash working capital items			
Accounts receivable	5.1	5.7	10.1
Inventories	9.6	0.6	3.3
Marketable securities	–	4.8	(3.2)
Accounts payable and accrued liabilities	(8.0)	(8.3)	0.4
Effect of exchange rate changes on cash	(0.5)	(0.2)	2.2
Cash flow provided from operating activities	74.5	47.8	69.5
Financing:			
Issuance (repurchase) of common shares, net	5.4	(2.1)	(5.5)
Reduction of debt component of convertible debentures	(5.4)	(4.9)	(4.4)
Repayment of debt	(46.5)	(26.4)	(14.7)
Dividends on convertible preferred shares of subsidiary company	–	(3.4)	(6.9)
Cash flow used in financing activities	**(46.5)**	**(36.8)**	**(31.5)**
Investing:			
Additions to property, plant and equipment	(30.4)	(41.6)	(44.0)
Business acquisitions, net of cash acquired	(1.2)	–	(35.0)
Long-term investments and other assets	2.1	(7.4)	(0.8)
Proceeds from the sale of property, plant and equipment	1.8	4.8	2.3
Decrease (increase) in restricted cash	2.9	(2.9)	–
Cash flow used in investing activities	**(24.8)**	**(47.1)**	**(77.5)**
Increase (decrease) in cash and cash equivalents	3.2	(36.1)	(39.5)
Cash and cash equivalents, beginning of year	77.8	113.9	153.4
Cash and cash equivalents, end of year	$ 81.0	$ 77.8	$ 113.9
Cash and cash equivalents consist of the following:			
Cash on hand and balances with banks	$ 12.9	$ 20.0	$ 27.0
Short-term investments	68.1	57.8	86.9
	$ 81.0	$ 77.8	$ 113.9
Supplementary disclosure of cash flow information:			
Cash paid for: Interest	$ 13.1	$ 18.8	$ 12.3
Income taxes	$ 3.9	$ 2.3	$ 3.0

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
Kinross Gold Corporation
For the years ended December 31,
(expressed in millions of U.S. dollars)

	Common share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Cumulative translation adjustments	Total
Balance, December 31, 1998	$ 904.2	$ 3.6	$ 103.1	$(296.4)	$ (27.9)	$ 686.6
Issuance of common shares, net	16.1	4.3	–	–	–	20.4
Increase in equity component of convertible debentures	–	–	6.6	(6.5)	–	0.1
Net loss for the year	–	–	–	(240.7)	–	(240.7)
Cumulative translation adjustments	–	–	–	–	9.2	9.2
Balance, December 31, 1999	920.3	7.9	109.7	(543.6)	(18.7)	475.6
Adjustment for post-retirement benefits (Note 1)	–	–	–	(4.5)	–	(4.5)
Balance, January 1, 2000	920.3	7.9	109.7	(548.1)	(18.7)	471.1
Issuance (repurchase) of common shares, net	(7.1)	5.0	–	–	–	(2.1)
Increase in equity component of convertible debentures	–	–	7.3	(7.2)	–	0.1
Net loss for the year	–	–	–	(126.1)	–	(126.1)
Cumulative translation adjustments	–	–	–	–	(4.3)	(4.3)
Balance, December 31, 2000	913.2	12.9	117.0	(681.4)	(23.0)	338.7
Issuance of common shares, net	32.5	–	–	–	–	32.5
Increase in equity component of convertible debentures	–	–	7.8	(7.7)	–	0.1
Net loss for the year	–	–	–	(36.9)	–	(36.9)
Cumulative translation adjustments	–	–	–	–	(5.6)	(5.6)
Balance, December 31, 2001	$ 945.7	$ 12.9	$ 124.8	$ (726.0)	$ (28.6)	$ 328.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

KINROSS GOLD CORPORATION

(All tabular dollar amounts are in millions of U.S. dollars except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Kinross Gold Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain material respects from those generally accepted in the United States, as described in Note 20. The following is a summary of the accounting policies significant to the Company. The U.S. dollar is the principal currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars.

Nature of operations The Company is engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of doré which is shipped to refineries for final processing.

Basis of presentation The consolidated financial statements include the accounts of the Company and the more-than-50%-owned subsidiaries that it controls. The Company also includes its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and joint ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of it's wholly-owned subsidiary company in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary (see Note 15).

Use of estimates The preparation of the Company's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management's estimates are made in accordance with mining industry practice. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets and useful lives used to compute depreciation, depletion and amortization. Actual results could differ from those estimates.

Translation of foreign currencies

Domestic and foreign operations The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar. Canadian dollar amounts are translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. With the exception of Australia, the Company's non-Canadian subsidiaries and joint venture interests are self-sustaining operations whose economic activities are largely independent of those of the Company. The currency of measurement for the Company's self-sustaining operations in the United States and Chile is the U.S. dollar. Although the operations in Zimbabwe and Russia are self-sustaining, the temporal method is used to translate local currency amounts into U.S. dollars due to the highly inflationary economies in those countries. As mentioned above, the operations in Zimbabwe are no longer consolidated as of December 31, 2001. The temporal method is also used to translate the Company's operation in Australia which is considered to be an integrated foreign operation. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

The unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments. Such exchange gains and losses may become realized in the event of a disposition of the net investment in a self-sustaining operation, in which event an appropriate portion of the cumulative translation adjustment is recognized in income.

Foreign currency transactions Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income except for the unrealized gains or losses on long-term debt (including the debt component of the convertible debentures) which are deferred and amortized over the term of the debt (See Note 11).

Cash and cash equivalents Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

Marketable securities Marketable securities are carried at the lower of cost and quoted market value.

Inventories Gold bullion and gold in process are valued at the lower of production cost and net realizable value. Mine operating parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment Property, plant and equipment are recorded at cost. Costs associated with exploration properties are deferred, on a project basis, until the economic viability of the project is determined. Once commercial production is reached, the deferred costs of the project are amortized over their economic lives, on the basis described below.

Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, which is currently the case at the Hoyle Pond mine (see Note 5), the straight-line method of amortization is applied over the estimated life of the mine which is currently 10 years.

Where the mine operating plan calls for production from well-defined ore reserves, the unit-of-production method of amortization is applied.

Plant and equipment that have useful lives shorter than the mine life are depreciated on a straight-line or declining balance basis over their estimated useful lives of up to five years.

Property evaluations Annually, or more frequently as circumstances require, the Company reviews and evaluates the recoverability of property, plant and equipment. Estimated future net cash flows, on an undiscounted basis, from each property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves. The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of recent drilling; and analysis to demonstrate the ore is commercially recoverable.), estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

Long-term investments Long-term investments in shares of investee companies, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

Financial instruments The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company uses spot deferred contracts and fixed forward contracts to hedge exposure to commodity price risk for gold and silver; foreign exchange forward contracts to hedge exposure to fluctuations in foreign currency denominated revenues; and interest rate swaps to hedge exposure to changes in interest rates. The Company uses written gold call options to economically hedge exposure to commodity price risk for gold. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.

Realized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedged transaction is recognized. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in income.

Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Pension, post-retirement and post-employment benefits Pension expense, based on management assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligations; and straight-line amortization of experience gains and losses; assumption changes and plan amendments over the expected average remaining service life of the employee group.

In fiscal 2000, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendation for costs of post-retirement and post-employment benefits other than pensions. The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the financial statements during the years employees provide service to the Company. As a result at January 1, 2000, a liability for post-retirement and post-employment benefits other than pension of $4.5 million was recorded and the deficit was correspondingly increased by $4.5 million.

Stock option plan The stock option plan is described in Note 14. No compensation expense is recognized under this plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

Revenue recognition The Company changed its accounting policy for revenue recognition effective January 1, 2001 such that revenue is recognized upon shipment to third-party gold refineries and title has passed to the customer. Previously, revenue was recognized when the production process was completed or when gold was poured in doré form at the mine. The Company retroactively adopted this new accounting policy and the prior periods have not been restated, as the net adjustment would not have a material impact on the reported amounts.

Site restoration costs Estimated costs of site restoration are accrued and expensed over the estimated life of the mine on a unit-of-production basis. Ongoing environmental protection expenditures are expensed as incurred. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred, all of which are subject to possible changes thereby impacting current determinations.

Mineral exploration Mineral exploration expenditures are charged to income as incurred. Property acquisition costs relating to exploration properties and expenditures incurred on properties identified as having development potential are deferred on a project basis until the viability of the project is determined. Costs associated with economically viable projects are depreciated and amortized in accordance with the policies described above. If a project is not viable, the accumulated project costs are charged to income in the year in which that determination is made.

Income and mining taxes The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Per share information Basic loss per common share has been calculated using the weighted average number of common shares outstanding during the year and reflects an adjustment for the increase in the equity component of the convertible debentures. For the years ended December 31, 2001, 2000, and 1999, conversion or exercise of the convertible debentures, convertible preferred shares of subsidiary company, redeemable retractable preferred shares, stock options and common share purchase warrants would have no dilutive effect.

New pronouncement Effective January 1, 2001, the Company adopted retroactively the new CICA recommendations for calculating earnings per share. Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no effect on the reported amounts.

2000 and 1999 figures Certain of the 2000 and 1999 figures have been reclassified to conform to the 2001 presentation.

2. BUSINESS AND PROPERTY ACQUISITIONS

2001 During 2001, the Company acquired a further 12.4% interest in E-Crete, LLC ("E-Crete") from its partner by funding its partner's share of cash calls, thereby increasing its ownership interest to 85.9%.

On December 7, 2001, the Company completed the acquisition of a 100% interest in the George/Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 common shares of the Company valued at $3.8 million.

The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

	E-Crete	George/ Goose Lake	Total
Fair value ascribed to net assets acquired:			
Property, plant and equipment	$ 1.7	$ 3.8	$ 5.5
Less liabilities assumed	0.5	–	0.5
	$ 1.2	$ 3.8	$ 5.0
Purchase price:			
Cash	$ 1.2	$ –	$ 1.2
Common shares	–	3.8	3.8
	$ 1.2	$ 3.8	$ 5.0

2000 There were no business acquisitions during the year 2000.

1999 On February 26, 1999, the Company acquired 100% of La Teko Resources Ltd. ("La Teko"). The purchase price of $26.4 million was satisfied by the issuance from treasury of 10.5 million common shares of the Company and the payment of transaction costs of $0.5 million. The assets of La Teko included a 35% ownership interest in the True North property and on 100% ownership interest in the Ryan Lode property.

On March 1, 1999, the Company acquired 100% of Kershaw Gold Company, Inc. ("Kershaw") for $2.0 million, thereby increasing its ownership interest in the Haile Mining Venture from 62.5% to 100%.

On June 28, 1999, the Company acquired an additional 65% interest in the True North property in Alaska for cash of $28.1 million, thereby increasing its interest in the True North property to 100%.

On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. ("Pamour") for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas.

On December 31, 1999, the Company acquired a further 1.7% of Omolon Gold Mining Company ("Omolon") (in addition to the 53% interest acquired in 1998) for cash of $0.3 million.

The following is a summary of the 1999 acquisitions all of which were accounted for using the purchase method.

	La Teko	Kershaw	True North	Pamour	Additional 1.7% interest in Omolon	Total
Fair value ascribed to net assets acquired:						
Property, plant and equipment	$ 26.3	$ 2.0	$ 28.1	$ 8.0	$ 1.3	$ 65.7
Other assets (including cash of $0.6 million)	0.1	–	–	–	1.1	1.2
Total assets	26.4	2.0	28.1	8.0	2.4	66.9
Less liabilities assumed	–	–	–	3.3	2.1	5.4
	$ 26.4	$ 2.0	$ 28.1	$ 4.7	$ 0.3	$ 61.5
Purchase price						
Cash	$ 0.5	$ 2.0	$ 28.1	$ 4.7	$ 0.3	$ 35.6
Common shares	25.9	–	–	–	–	25.9
	$ 26.4	$ 2.0	$ 28.1	$ 4.7	$ 0.3	$ 61.5

3. ACCOUNTS RECEIVABLE

Accounts receivable are comprised of the following:

	2001	2000
Taxes, interest and miscellaneous	$ 8.3	$ 15.7
Due from joint venture partners	5.5	4.6
	$ 13.8	$ 20.3

4. INVENTORIES

Inventories are comprised of the following:

	2001	2000
Gold bullion and gold in process	$ 15.1	$ 17.2
Mine operating parts and supplies	27.3	37.4
	$ 42.4	$ 54.6

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	2001			2000		
	Cost, net of write-down	Accumulated depreciation, depletion and amortization	Net book value	Cost, net of write-down	Accumulated depreciation, depletion and amortization	Net book value
Producing properties						
Mineral properties	$ 0.3	$ –	$ 0.3	$ 8.3	$ –	$ 8.3
Plant and equipment (amortized on a straight-line basis)	173.6	77.4	96.2	196.0	86.5	109.5
Plant and equipment (amortized on unit-of-production basis)	615.2	305.8	309.4	684.4	301.9	382.5
Exploration properties	9.1	–	9.1	5.3	–	5.3
	$ 798.2	$ 383.2	$ 415.0	$ 894.0	$ 388.4	$ 505.6

During the year ended December 31, 2001, the Company disposed of certain mining assets with a cost base of $66.3 million and accumulated depreciation, depletion and amortization of $60.9 million and ceased to consolidate the Zimbabwe operations.

In addition, the difference in value arising from the repurchase of the Convertible Preferred Shares of Subsidiary Company of $25.7 million reduced the cost of property plant and equipment (see Note 14).

6. LONG-TERM INVESTMENTS

The quoted market value of the Company's interest in long-term investments is $17.5 million as at December 31, 2001 (December 31, 2000 – $14.8 million).

7. JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures under which the ventures are bound by contractual arrangements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint ventures. As at December 31, 2001, the Company had interests in four joint venture projects.

(a) Kamgold Joint Stock Company The Company owns a 25% interest in, and the right to operate, Kamgold, a Russian joint stock company and is responsible for negotiating project financing. Since inception, the Company, had capitalized $6.4 million of acquisition costs and development expenditures. In light of depressed metal process and unsuccessful attempts to advance the project these costs were written off during 2000.

(b) Omolon Gold Mining Company The Company owns a 54.7% interest in Omolon, a Russian joint stock company, which operates the Kubaka mine located in eastern Russia. A 50% interest was acquired as a result of the Kinam Gold Inc. ("Kinam") acquisition, and additional interests of 3.0% and 1.7% were acquired in December 1998 and 1999, respectively (see Note 2).

(c) Compania Minera Maricunga The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company, which was acquired as a result of the Kinam acquisition. CMM owns the Refugio mine located in Central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine. The investment in CMM was written-off during 2000 (see Note 15).

(d) E-Crete, LLC The Company owns an 85.9% interest in E-Crete, an Arizona limited liability company. A 73.5% interest was acquired in 2000 by contributing assets and cash to the newly formed LLC. An additional 12.4% was acquired during 2001 by funding certain cash calls owed by the partner to the LLC. Project financing debt of $3.9 million has been guaranteed by the Company.

The following table summarizes information contained in the consolidated financial statements relative to these joint venture interests:

	2001	2000	1999
Revenue	$ 87.4	$ 98.9	$ 115.6
Operating costs	57.9	66.4	80.8
Depreciation, depletion and amortization	21.6	30.9	35.8
Exploration	2.1	2.4	1.8
Interest	3.6	6.0	7.0
Write-down of property, plant and equipment	–	42.6	16.9
	85.2	148.3	142.3
Income (loss) before taxes	$ 2.2	$ (49.4)	$ (26.7)
Current assets	$ 30.2	$ 56.6	$ 65.3
Property, plant and equipment	39.4	53.2	116.0
	69.6	109.8	181.3
Current liabilities	20.3	40.0	39.7
Long-term liabilities	13.1	33.2	53.3
Net investment in joint ventures	$ 36.2	$ 36.6	$ 88.3
Cash flow provided from operating activities	$ 35.8	$ 24.1	$ 25.1
Cash flow used in investing activities	$ 0.6	$ 7.8	$ 10.4

8. FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

(a) Commodity risk management The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango"). The Company uses written call options to economically hedge exposure to changes in spot gold prices.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:

Expected Year of Delivery	Spot Deferred Ounces Hedged '000 oz.	Average Price	Call Options Sold '000 oz.	Average Strike Price
2002	113	$ 271	50	$ 340
2003	100	$ 270	100	$ 320
2004	100	$ 270	50	$ 340
Total	313		200	

There were no silver commodity derivative contracts outstanding as at December 31, 2001. As at December 31, 2000, the Company had spot deferred contracts for 550,000 ounces of gold and call options sold for 450,000 ounces of gold.

In August 2000, the Company closed out 150,000 ounces of gold forward sales contracts that were designated as hedges for 2001 and realized a gain of $4.7 million. This gain was deferred and will be included in income over the original delivery schedule of the various contracts.

In February of 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized proceeds of $21.1 million. This gain has been deferred and will be included in income over the original delivery schedule of the various contracts.

(b) Foreign currency risk management All sales revenues for the Company are denominated in U.S. dollars. The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Zimbabwe dollars, Russian rubles, Chilean pesos and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future revenue flows.

As at December 31, 2001, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of $24 million (2000 – $54 million) at an average exchange rate of CDN $1.4934 per U.S. dollar. These contracts mature over a 24 month period ending December 2003.

(c) Interest rate risk management The Company is exposed to interest rate risk as a result of its issuance of variable rate debt. There are no interest rate hedging transactions outstanding as at December 31, 2001.

(d) Energy price risk The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption at its operating mines, primarily Fort Knox and Kubaka. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

As at December 31, 2001, the Company had agreements to buy 28,500 barrels of crude oil forward at a price of $20.83 per barrel. The fair value of these crude oil forward contracts approximates their carrying value at December 31, 2001.

(e) Credit risk management Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2001, the Company's gross credit exposure was $13.8 million (December 31, 2000 – $31.1 million).

(f) Fair values of financial instruments Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at the respective balance sheet dates and, as at December 31, 2001 and 2000, was approximately $71.8 million (CDN $114.3 million) and $57.3 million (CDN $85.9 million), respectively.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value (loss) gain relating to derivative contracts outstanding as at December 31:

	2001	2000
Gold and silver forward sales contracts [1]	$ (3.6)	$ 10.7
Foreign currency contracts [2]	(1.5)	(0.3)

[1] Based on a spot gold price of $277 and $273 as at December 31, 2001 and 2000, respectively.
[2] Based on a Canadian Dollar exchange rate of 1.5926 and 1.5002 at December 31, 2001, and 2000, respectively.

The fair value of written call options is now recorded in the financial statements at each measurement date.

9. LONG-TERM DEBT

				Principal repayment schedule as at December 31, 2001		
	Interest rates	2000	2001	2002	2003	2004
Kubaka project-financing debt	Variable	$ 20.0	$ 4.2	$ 4.2	$ –	$ –
Kubaka subordinated debt	Variable	5.7	–	–	–	–
Fort Knox Industrial revenue bonds	Variable	71.0	49.0	23.0	26.0	–
E-Crete project financing debt	Variable	2.8	3.3	–	3.3	–
Capital leases	8.0%–9.5%	11.8	7.6	5.9	0.8	0.9
		111.3	64.1	$ 33.1	$ 30.1	$ 0.9
Less current portion		31.5	33.1			
		$ 79.8	$ 31.0			

The European Bank for Reconstruction and Development ("EBRD") and the U.S. Overseas Private Investment Corporation ("OPIC") provided project-financing debt on the Kubaka mine. As at December 31, 1999, this debt was $67.5 million. In 2000, Omolon repaid $30.9 million and in 2001 repaid $28.9 million leaving $7.75 million outstanding to EBRD as at December 31, 2001 (December 31, 2000 – $36.6 million). The Company's 54.7% proportionate share of these obligations is $4.2 million as at December 31, 2001 (December 31, 2000 – $20.0 million). Interest on the project-financing debt is variable based upon LIBOR and as at December 31, 2001 is approximately 6.2% per annum (December 31, 2000 – 11.8%). The project-financing debt has become recourse solely to Omolon after completion tests were passed in late 1999. The project financing debt was originally scheduled to be repaid by December 15, 2001. However, the project financing debt loan has been extended until December 15, 2002, and EBRD has the right to extend the project financing debt an additional 12 months to December 15, 2003.

A bank licensed to do business in Russia provided subordinated debt to finance the Kubaka mine. This loan was secured by a letter of credit issued pursuant to the syndicated credit facility. During 2001, the Company repaid $5.7 million to fully satisfy the remaining balance of the loan and the guarantees and letters of credit were released.

The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. The variable rate bonds, maturing in May 2009, were issued by the Alaska Industrial Development and Export Authority and are supported by a letter of credit issued by the Company pursuant to the syndicated credit facility. The floating interest rate on the bonds was approximately 1.9% as at December 31, 2001 (December 31, 2000 – 4.5%). On April 4, 2001, the Company repaid $22.0 million of principal leaving a balance of $49.0 million outstanding. On January 2, 2002, the Company repaid $9.0 million of principal leaving a balance outstanding of $40.0 million.

In March 2000, the Company arranged a syndicated credit facility for $110.0 million. The primary purpose of this facility is to provide credit support that enables the Company to issue letters of credit on the Fort Knox Industrial Revenue bonds. This facility matures in January 2003 and as a result, the debt supported by these letters of credit has been shown as maturing at the same time as the facility. Management will agressively remarket this facility and expects to extend the maturity date of the $30.0 million final balance. During the life of the credit facility the Company must either reduce its letters of credit according to an agreed upon amortization schedule or post cash in order to defease the debt. The assets of the Fort Knox mine have been pledged as collateral under this credit facility (Note 17).

LOAN AMORTIZATION SCHEDULE

Date	Amortization	Credit Facility Balance
December 2000	$ –	$ 90.0
February 2001	20.0	70.0
January 2002	20.0	50.0
June 2002	20.0	30.0
January 2003	Facility expires	–

As at December 31, 2001, the loan facility had been reduced to $59.0 million. The letters of credit issued at December 31, 2001 were as follows:

Amount	Purpose
$ 49.9	Credit Support for Fort Knox industrial revenue bonds
3.9	Credit Support E-Crete project financing
5.2	Reclamation and other obligations
$ 59.0	

On January 2, 2002, the Company repaid $9.0 million of principal against the Industrial Revenue Bonds. Consequently, the letter of credit supporting those bonds was reduced by $9.2 million bringing the total letters of credit outstanding down to $49.8 million.

The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0%–9.5% per annum.

In May 2000, E-Crete arranged a project finance loan which enabled it to finance construction of its first production plant in Phoenix, Arizona. The loan facility is guaranteed by a letter of credit issued pursuant to the syndicated credit facility.

10. SITE RESTORATION COSTS

Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $72.9 million based on information currently available including closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this estimated obligation (December 31, 2000 – $57.2 million). In addition, the Company has posted bonds and letters of credit totaling $57.3 million as requested by various regulatory agencies. In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.

11. CONVERTIBLE DEBENTURES

On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bear interest at 5.5% per annum, mature on December 5, 2006 and, at the holders' option, are convertible into common shares of the Company at a conversion price of CDN $13.35 per share, being a rate of 74.906 common shares per CDN $1,000 principal amount of debentures. Interest is payable in cash; however, the Company has the right to settle the principal amount by the issuance of common shares. The debentures were redeemable after June 30, 2000 until December 31, 2001 at par plus accrued and unpaid interest under certain conditions relating to the price of the common stock. On or after December 31, 2001, the debentures are redeemable at par plus accrued and unpaid interest. No debentures were redeemed in either 2000 or 2001. The Company may, at its option, elect to satisfy its obligation to pay the principal amount of the debentures upon redemption or at maturity by issuing and delivering to the holders, for each $1,000 principal amount of debentures, that number of common shares obtained by dividing such amount by 95% of the weighted average trading price of the common shares on The Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date that the requisite notice of such election is given.

The debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures is classified as equity, net of issue costs adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders' option, is increased over the term to the full face value by charges to retained earnings (deficit).

The debentures are denominated in Canadian dollars. As a result of changes in the exchange rate between the U.S. and Canadian dollars, the U.S. dollar equivalent of the debt component has been reduced. This unrealized foreign exchange gain is being deferred and included in income over the term of the debentures. Accordingly, included in the debt component of the debentures at December 31, 2001 is a deferred unrealized foreign exchange gain totalling $2.2 million (December 31, 2000 – $1.7 million).

During 2000, the Company bought back $0.15 million (CDN $0.2 million) principal amount of the debentures for $0.07 million (CDN $0.1 million). None were bought back in 2001.

As at December 31, 2001, the outstanding principal amount of the debentures was $122.8 million (CDN $195.6 million) (December 31, 2000 – $130.4 million (CDN $195.6 million)).

12. REDEEMABLE RETRACTABLE PREFERRED SHARES

As at December 31, 2001 and 2000, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 8.2555 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. On July 27, 2000, the Company suspended the payment of dividends on the redeemable retractable preferred shares. As at December 31, 2001, $0.3 million of cumulative dividends are accrued and included in accounts payable and accrued liabilities.

13. CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $10.3073 per share (equivalent to a conversion rate of 4.8512 common shares for each preferred share), subject to adjustment in certain events.

The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors.

On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 24,186,492 common shares of the Company (Note 14), leaving 894,600 owned by non-controlling shareholders.

No dividends were paid on the Kinam Preferred Shares during 2001 (2000 – $3.4 million). Due to low gold prices and reduced cash flow from operations, dividend payments on these shares were suspended in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-controlling shareholders of $5.1 million as at December 31, 2001 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

If all of the Kinam Preferred Shares owned by non-controlling shareholders were converted, an additional 4,339,884 common shares of the Company would be issued.

14. COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares.

A summary of common share transactions for the three years ended December 31, 2001 is as follows:

	2001		2000		1999	
	Number of shares (millions)	Amount	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Balance, January 1,	300.9	$ 913.2	300.3	$ 920.3	292.6	$ 904.2
Issued:						
Upon acquisition of Kinam preferred shares	24.2	23.2	–	–	–	–
Pursuant to the La Teko acquisition	–	–	–	–	10.5	25.9
Under restricted share plan	0.1	0.1	–	–	–	–
Under employee share purchase plan	1.2	0.8	2.1	1.8	0.9	2.0
Upon buy-back of common shares under normal course issuer bid	–	–	(3.5)	(10.3)	(3.7)	(11.8)
Upon the acquisition of George/Goose Lake Gold Project	4.0	3.8	–	–	–	–
Private placement for cash	4.3	4.6	2.0	1.4	–	–
Balance, December 31,	334.7	$ 945.7	300.9	$ 913.2	300.3	$ 920.3

On July 12, 2001, the Company issued 24,186,492 common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (Note 13). The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment.

On September 27, 2001, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 2,250,000 flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

On December 14, 2001, the Company issued 4,000,000 common shares to acquire a 100% interest in the George/Goose Lake gold project in Nunavut valued at $3.8 million.

On December 22, 2000, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $1.4 million.

During the years 2000 and 1999, the Company initiated normal course issuer bids for the purchase of common shares of the Company. The excess of the stated capital of the shares purchased over their cost has been recorded as contributed surplus as follows:

	Number of common shares purchased (millions)	Cost of acquisition	Stated capital	Contributed surplus
2000	3.5	$ 5.3	$ 10.3	$ 5.0
1999	3.7	$ 7.5	$ 11.8	$ 4.3

On February 26, 1999, the Company issued 10.5 million common shares pursuant to the La Teko acquisition.

Share Purchase Plan The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees' to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued from treasury 1.2 million common shares pursuant to the plan during 2001 (2000 – 2.1 million).

Restricted Share Plan On February 15, 2001, the Company approved the adoption of a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. The maximum number of common shares issuable under the restricted share plan is currently 1,000,000. A participant of this plan would have the right to receive cash instead of restricted shares upon exercise of the restricted share rights. As at December 31, 2001, the Company had no restricted share rights outstanding.

Stock Option Plan The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of grant. The stock options outstanding at December 31, 2001 expire at various dates to September 20, 2006. As at December 31, 2001, 0.6 million common shares, in addition to those outstanding at year end, were available for granting of options.

A summary of the Company's outstanding stock option transactions is as follows:

	2001 (millions)	2000 (millions)	1999 (millions)
Outstanding at beginning of year	11.3	10.5	8.4
Exercised	–	–	–
Granted	1.4	3.6	2.1
Exchanged pursuant to the La Teko acquisition	–	–	0.6
Cancelled	(1.0)	(2.8)	(0.6)
Outstanding at end of year	11.7	11.3	10.5

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding as at December 31, 2001 (000's)	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable as at December 31, 2001 (000's)	Weighted average exercise price
$0.65 -$2.00	6,958	3 years, 167 days	$1.05	3,372	$0.70
$2.01 -$4.00	4,580	1 year, 102 days	$2.60	4,565	$2.60
$4.01 -$10.93	212	2 years, 157 days	$6.89	212	$6.89

Common Share Purchase Warrants There were 8.8 million common share purchase warrants issued in 1998 to Cyprus Amax as part of the Kinam acquisition which expired on June 1, 2001 without being exercised.

15. WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT

The Company periodically reviews the carrying values of its portfolio of mining properties and advanced stage exploration properties. Through this process the Company determined that the following assets had been impaired and therefore have been written down to their estimated recoverable amount.

The components of the write-down are as follows:

	2001	2000	1999
Fort Knox mine	$ –	$ –	$ 108.8
Kubaka mine	–	–	10.7
Refugio mine	–	36.1	11.2
Denton-Rawhide mine	–	–	10.0
Goldbanks property	–	–	27.7
Blanket mine	11.8	–	–
Non-core assets	4.3	36.0	16.5
	$ 16.1	$ 72.1	$ 184.9

The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar mine was insufficient and required a further $4.3 million accrual. In addition, as a result of the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest, the Company has recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the current political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company has discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above.

In the fourth quarter of 2000, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Refugio mine and other non-core assets and development projects (principally Aginskoe, DeLamar, Macassa, Guanaco, Sleeper, QR and Hayden Hill) were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totaling $72.1 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 2000 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 1999, following a comprehensive evaluation of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Fort Knox, Kubaka, Refugio, and Denton-Rawhide mines were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totalling $184.9 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 1999 fourth quarter review was performed using a gold price assumption of $300 per ounce.

16. INCOME AND MINING TAXES

(a) The provision for (recovery of) income and mining taxes is as follows:

	2001	2000	1999
Income taxes			
Current			
Canada [i]	$ 0.2	$ 0.3	$ 0.3
Foreign	2.7	4.1	2.6
Future			
Canada	–	–	–
Foreign	–	–	–
Mining taxes			
Current – Canada	–	–	–
Future – Canada	–	(3.5)	–
	$ 2.9	$ 0.9	$ 2.9

[i] *Represents Large Corporations Tax.*

(b) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2001	2000	1999
Combined statutory income tax rate	(41.1%)	(42.0%)	(43.0%)
Increase (decrease) resulting from:			
Mining taxes	–	(2.9)	–
Resource allowance and depletion	4.7	0.2	0.1
Difference in foreign tax rates	10.2	12.0	9.8
Non-recognition of benefit of losses	35.7	33.1	31.3
Other	0.6	0.4	3.1
Effective tax rate	10.1%	0.8%	1.3%

(c) At December 31, 2001, the Company has Canadian net operating loss carryforwards of approximately $20.3 million which expire in 2006 to 2008.

(d) At December 31, 2001, the Company has U.S. net operating losses carryforward of approximately $244.5 million and alternative minimum tax net operating losses of approximately $153.5 million expiring in 2004 through 2021. The use of the U.S. losses carryforward will be limited in any given year as a result of previous changes in ownership of the Company.

(e) At December 31, 2001, the Company has Chilean net operating losses carryforward of approximately $131.8 million which do not expire.

(f) At December 31, 2001, the Company has Australian net operating losses carryforward of approximately $8.1 million which do not expire.

(g) The following information summarizes the principal temporary differences and the related future tax effect.

	2001	2000	1999
Future tax assets			
Accrued expenses and other	$ 4.4	$ 5.1	$ 1.8
Site restoration cost accruals	5.9	10.5	10.8
Deferred revenue	–	1.4	3.3
Alternative minimum tax credits	8.0	5.7	9.5
Non-capital loss carryforwards	123.7	129.1	103.8
Inventory capitalization	0.2	0.5	1.9
Gross future tax assets	142.2	152.3	131.1
Future tax liabilities			
Property, plant and equipment	41.9	20.0	29.6
Gross future tax liabilities	41.9	20.0	29.6
	100.3	132.3	101.5
Valuation allowance	103.6	135.8	108.8
Net future tax liabilities	$ 3.3	$ 3.5	$ 7.3

17. SEGMENTED INFORMATION

The Company operates five gold mines: Hoyle Pond, located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska; Blanket, located in Zimbabwe and Refugio, located in Chile.

In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segements have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

	Hoyle	Kubaka	Fort Knox	Blanket (See Note 15)	Refugio	E-Crete	Corporate and Other[c]	Total
	Reportable Operating Segments							
As at and for the year ended December 31, 2001								
Mining revenue	$ 41.7	$ 67.8	$ 109.0	$ 13.3	$ 18.4	$ –	$ 19.9	$ 270.1
Interest income	–	2.2	–	0.1	–	–	2.9	5.2
Interest expense	–	2.0	3.6	–	0.4	0.3	2.8	9.1
Depreciation, depletion and amortization	13.2	24.0	42.9	2.3	–	1.1	2.3	85.8
Segment (loss) profit[a]	(0.7)	8.7	(20.9)	(10.8)	1.7	(3.9)	(2.0)	(27.9)
Segment assets	86.6	70.3	324.3	–	7.0	8.5	80.9[b]	577.6
Capital expenditures	7.9	0.4	20.2	1.1	–	0.1	0.7	30.4
As at and for the year ended December 31, 2000								
Mining revenue	$ 38.4	$ 67.7	$ 102.8	$ 9.3	$ 23.8	$ –	$ 29.0	$ 271.0
Interest income	–	2.1	–	0.5	–	–	6.6	9.2
Interest expense	–	3.5	5.7	–	0.7	–	4.4	14.3
Depreciation, depletion and amortization	13.1	30.8	31.9	2.2	3.9	–	11.3	93.2
Segment (loss) profit[a]	(8.3)	2.2	(9.7)	(1.3)	(40.3)	(1.3)	(42.5)	(101.2)
Segment assets	96.8	122.6	345.0	12.0	9.4	7.9	106.3[b]	700.0
Capital expenditures	13.9	0.1	17.6	1.5	3.2	4.3	1.0	41.6
As at and for the year ended December 31, 1999								
Mining revenue	$ 38.1	$ 71.0	$ 98.3	$ 10.3	$ 25.2	–	$ 61.1	$ 304.0
Interest income	–	3.0	0.3	0.7	0.1	–	6.8	10.9
Interest expense	–	5.4	5.7	–	0.8	–	3.9	15.8
Depreciation, depletion and amortization	12.2	35.9	43.9	1.0	4.9	–	13.0	110.9
Write-down of mineral properties	–	10.6	108.8	–	11.2	–	54.3	184.9
Segment (loss) profit[a]	(2.9)	(13.5)	(129.2)	1.7	(17.5)	–	(64.7)	(226.1)
Segment assets	102.7	148.3	357.7	8.7	47.1	–	217.9[b]	882.4
Capital expenditures	18.6	1.1	9.5	0.9	8.0	–	5.9	44.0

[a] Segment (loss) profit includes the write-down of property, plant and equipment.
[b] Includes $64.4 million (2000 – $53.4 million, 1999 – $86.5 million) in cash and cash equivalents held at the Corporate level.
[c] Includes Corporate and other non-core mining operations.

RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE YEAR:

	2001	2000	1999
Segment loss	$ (25.9)	$ (58.7)	$ (161.4)
Add (deduct) items not included in segment loss:			
Corporate and other	(2.0)	(42.5)	(64.7)
	(27.9)	(101.2)	(226.1)
Gain on sale of assets	1.2	4.1	0.1
Share in loss of investee companies	(2.2)	(8.1)	(0.3)
Write-down of marketable securities and long-term investments	–	(13.1)	(4.6)
Provision for income and mining taxes	(2.9)	(0.9)	(2.9)
Dividends on convertible preferred shares of subsidiary company	(5.1)	(6.9)	(6.9)
Net loss for the year	$ (36.9)	$ (126.1)	$ (240.7)

ENTERPRISE-WIDE DISCLOSURE:

Geographic Information:

	Mining revenue			Property, plant and equipment	
	2001	2000	1999	2001	2000
United States	$ 123.3	$ 123.9	$ 134.1	$ 289.8	$ 339.2
Russia	67.8	67.7	71.0	31.0	53.2
Chile	18.7	28.1	31.7	–	–
Other	13.3	9.3	10.3	5.3	15.4
Total foreign	223.1	229.0	247.1	326.1	407.8
Canada	47.0	42.0	56.9	88.9	97.8
Total	$ 270.1	$ 271.0	$ 304.0	$ 415.0	$ 505.6

18. EMPLOYEE PENSION AND RETIREMENT PLANS

Defined Contribution Pension and Retirement Plans:

The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans the Company either contributes a set percentage of the employees salary into the plan or matches a percentage of the employees contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Company contributions to these plans amounted to $2.1 million in 2001, $2.2 million in 2000, and $2.3 million in 1999.

Defined Benefit Pension Plans:

In Canada, the Company has a defined benefit pension plan covering the hourly employees of the Macassa mine. The plan is currently in the process of being wound up as of November 30, 2002. No further benefit will be earned by employees under that plan.

In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998 and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the plans in accordance with applicable provincial legislation for the Canadian plan and the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans.

Net annual pension expense includes the following components:

	2001	2000	1999
Service cost	$ 0.1	$ 0.1	$ 0.1
Interest cost	0.7	0.7	0.7
Expected return on assets	(0.8)	(0.8)	(0.3)
Net periodic expense	$ –	$ –	$ 0.5

The following table summarizes the change in benefit obligations:

	2001	2000
Benefit obligation, beginning of year	$ 10.8	$ 9.9
Service cost	0.1	0.1
Interest cost	0.7	0.7
Actuarial loss	0.6	0.7
Benefits paid	(0.6)	(0.6)
Benefit obligation, end of year	$ 11.6	$ 10.8

The following table summarizes the funded status of the plans and the related amounts recognized in the Company's financial statements at December 31:

	2001	2000
Projected benefit obligations	$ 11.6	$ 10.8
Plan assets at fair value	(10.3)	(9.6)
Plan assets less than projected benefit obligations	1.3	1.2
Unrecognized net gain (loss)	(0.9)	0.3
Accrued pension liability	$ 0.4	$ 1.5

The following table summarizes the change in fair value of plan assets:

	2001	2000
Fair value of plan assets, beginning of year	$ 9.6	$ 9.0
Actual return	0.4	0.5
Employer contributions	1.0	0.8
Benefits paid	(0.6)	(0.6)
Other	(0.1)	(0.1)
Fair value of plan assets, end of year	$ 10.3	$ 9.6

The following assumptions were used in calculating the funded status of the plans at December 31 and the pension cost for the subsequent year:

	2001	2000
Expected long-term rate of return on assets	7.5%	8.0%
Discount rate	7.0%	7.5%
Rate of increase in compensation levels	n/a	n/a

19. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company also provides certain health care and life insurance benefits to retired employees in the United States. The post-retirement health care plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify plan provisions at its discretion. Net periodic post-retirement costs for the years ended December 31, 2001 and 2000 were insignificant.

The following table sets forth the status of the plans and the related amounts recognized in the Company's financial statements at December 31:

	2001	2000
Accumulated post-retirement benefit obligation:		
Retirees	$ 2.8	$ 2.5
Active plan participants	–	–
Total accumulated post-retirement benefit obligation	2.8	2.5
Plan assets at fair value	–	–
Accumulated post-retirement benefit obligation in excess of plan assets	(2.8)	(2.5)
Unrecognized prior service cost	–	–
Unrecognized net loss (gain)	0.1	(0.1)
Accrued post-retirement benefit cost	$ (2.7)	$ (2.6)

The accumulated post-retirement benefit obligation was determined using a weighted average annual discount rate of 7.0% in 2001 and 7.75% in 2000. The assumed health care trend rate for 2001 is 10.65% declining gradually to 5.50% in 2017 when Company costs associated with the plan are capped. A 1% increase in the health care cost trend rate used would have resulted in an insignificant increase in the 2001 post-retirement benefit cost and the accumulated benefit obligation at December 31, 2001.

Post-employment Benefits The Company has a number of post-employment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 2001 and 2000, the Company's liability for post-employment benefits totaled $1.5 million and $2.4 million, respectively, and is included in other liabilities.

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

CONSOLIDATED BALANCE SHEETS:

	Long-term investments	Marketable securities	Property, plant and equipment	Deferred charges and other assets	Debt component of convertible debentures	Other liabilities	Deferred revenue	Equity component of convertible debentures	Deficit	Common share capital	Other comprehensive income
As at December 31, 2001 under CDN GAAP	$ 12.9	$ 1.5	$ 415.0	$ 11.0	$ 28.1	$ –	$ 9.6	$ 124.8	$ (726.0)	$ 945.7	$ –
Recognition of deferred exchange gains on convertible debentures (a)	–	–	–	–	–	–	–	(20.2)	20.2	–	–
Elimination of the effects of recognition of the equity component of convertible debentures (a)	–	–	–	0.5	94.7	–	–	(104.6)	10.4	–	–
Additional write-down of property, plant and equipment under U.S. GAAP (b)	–	–	(60.5)	–	–	–	–	–	(60.5)	–	–
Reduction in depreciation, depletion and amortization under U.S. GAAP (b)	–	–	17.9	–	–	–	–	–	17.9	–	–
Reversal of 1991 deficit elimination (c)	–	–	–	–	–	–	–	–	(5.3)	5.3	–
Unrealized gains on marketable securities and long-term investments (d)	4.6	0.3	–	–	–	–	–	–	–	–	4.9
Adoption of SFAS 133 (e)	–	–	–	–	–	4.6	(9.6)	–	(3.9)	–	8.9
Premium on flow-through shares issued (f)	–	–	–	–	–	1.1	–	–	–	(1.1)	–
As at December 31, 2001 under U.S. GAAP	$ 17.5	$ 1.8	$ 372.4	$ 11.5	$ 122.8	$ 5.7	$ –	$ –	$ (747.2)	$ 949.9	$ 13.8

CONSOLIDATED BALANCE SHEETS:

	Long-term investments	Property, plant and equipment	Deferred charges and other assets	Debt component of convertible debentures	Equity component of convertible debentures	Deficit	Common share capital	Other comprehensive income
As at December 31, 2000 under CDN GAAP	$ 14.4	$ 505.6	$ 23.7	$ 33.4	$ 117.0	$ (681.4)	$ 913.2	$ –
Recognition of deferred exchange gains on convertible debentures (a)	–	–	–	–	(12.4)	12.4	–	–
Elimination of the effects of recognition of the equity component of convertible debentures (a)	–	–	0.7	97.0	(104.6)	8.3	–	–
Additional write-down of property, plant and equipment under U.S. GAAP (b)	–	(60.5)	–	–	–	(60.5)	–	–
Reduction in depreciation, depletion and amortization under U.S. GAAP (b)	–	11.8	–	–	–	11.8	–	–
Reversal of 1991 deficit elimination (c)	–	–	–	–	–	(5.3)	5.3	–
Unrealized gains on long-term investments (d)	0.4	–	–	–	–	–	–	0.4
As at December 31, 2000 under U.S. GAAP	$ 14.8	$ 456.9	$ 24.4	$ 130.4	$ –	$ (714.7)	$ 918.5	$ 0.4

CONSOLIDATED STATEMENTS OF OPERATIONS

	2001	2000	1999
Net loss for the year under CDN GAAP	$ (36.9)	$ (126.1)	$ (240.7)
Adjustments:			
Write-down of property, plant and equipment under U.S. GAAP (b)	-	3.9	20.5
Reduction in depreciation, depletion and amortization under U.S. GAAP (b)	6.1	7.7	4.1
Increase in convertible debenture interest (a)	(4.1)	(4.9)	(4.4)
Recognition of exchange gains (losses) on convertible debentures (a)	6.3	5.7	(8.0)
Adoption of SFAS 133 (e)	(3.9)	–	–
Other	–	–	0.2
Net loss for the year under U.S. GAAP	$ (32.5)	$ (113.7)	$ (228.3)
Basic loss per common share under U.S. GAAP	$ (0.10)	$ (0.38)	$ (0.76)
Diluted loss per common share under U.S. GAAP	n/a	n/a	n/a
Effect of U.S. GAAP adjustments on basic loss per common share	$ 0.04	$ 0.07	$ 0.07

Statement of Operations Presentation: Under U.S. GAAP, the measure "loss before the undernoted" is not a recognized term and would therefore not be presented. "Loss before the undernoted" when adjusted to include "write-down of property, plant and equipment" and to exclude "interest and other income" is comparable to the terminology "loss from operations" under U.S. GAAP.

The following table reconciles "loss before the undernoted" to "loss from operations".

	2001	2000	1999
Loss before the undernoted as presented under CDN GAAP	$ (1.6)	$ (15.3)	$ (25.6)
Deduct:			
Write-down of property, plant and equipment	(16.1)	(72.1)	(184.9)
Interest and other income	(12.8)	(18.3)	(13.0)
Loss from operations as presented under U.S. GAAP	$ (30.5)	$ (105.7)	$ (223.5)

Consolidated Statements of Cash Flows: Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense. Accordingly, the consolidated statements of cash flows under U.S. GAAP, would require a decrease in cash flows provided by operating activities with a corresponding decrease to cash flow used in financing activities of $5.4 million, $4.9 million and $4.4 million in 2001, 2000, and 1999, respectively.

Consolidated Statements of Comprehensive Loss: The Company's statements of comprehensive loss under U.S. GAAP are as follows:

	2001	2000	1999
Net loss for the year under U.S. GAAP	$ (32.5)	$ (113.7)	$ (228.3)
Change in currency translation adjustments	(5.6)	(4.3)	9.2
Change in unrealized (losses) gains on marketable securities and long-term investments (d)	4.5	(0.7)	3.3
Adoption of FSAS 133 (e)	8.9	–	–
Comprehensive loss under U.S. GAAP	$ (24.7)	$ (118.7)	$ (215.8)

(a) Under CDN GAAP, the convertible debentures described in Note 11 are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%.

In addition, under CDN GAAP, the unrealized foreign exchange gains on the CDN dollar denominated debentures (see Note 11) are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP will no longer premit the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains are recognized in income currently along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

(b) Following an evaluation of the Company's property, plant and equipment on the basis set out in Notes 1 and 15, there would be a reduction in the loss in 2001, 2000 and 1999 of $nil, $3.9 million and $20.5 million, respectively. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $6.1 million, $7.7 million and $4.1 million during 2001, 2000 and 1999, respectively.

(c) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. This reclassification is not permitted by U.S. GAAP and would require in each subsequent year an increase in share capital and a reduction in deficit of $5.3 million.

(d) Under CDN GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments and marketable securities are charged to comprehensive loss in the current period.

(e) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

On January 1, 2001 the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138). FAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

The adoption of SFAS 133 resulted in a cumulative decrease in deferred revenue of $9.6 million, a cumulative increase in other long-term liabilities of $4.6 million, a cumulative increase in net loss of $3.9 million, and a cumulative increase in other comprehensive income of $8.9 million for the year ended December 31, 2001. On adoption of SFAS 133, the Company did not complete the required designation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives were carried at fair value with the changes in fair value recorded as an adjustment to net loss. Realized and unrealized derivatives gains and losses included in OCI on transition and during the year are reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the twelve months ended December 31, 2001, $11.6 million of derivative gains were reclassified out of other comprehensive income. The Company estimates that $5.6 million of net derivatives gains included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during the year.

The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million, and an increase in other comprehensive income of $20.5 million.

(f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Once the qualifying expenditures are made, exploration expenses and common share capital are reduced by the amount of the premium received in excess of the market value for the flow-through shares.

For U.S. GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

As at December 31, 2001, unexpended flow-through funds were $4.6 million.

For purposes of this U.S. GAAP reconciliation, the Company does not recognize compensation expense for its stock-based compensation plans. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share under U.S. GAAP would have been increased by approximately $1.1 million or $NIL per share in 2001, $2.4 million or $0.01 share in 2000, and $3.0 million or $0.01 per share in 1999. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $1.1 million, $2.4 million and $3.0 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0%; expected volatility of 61%, 57% and 57%, respectively and an expected life of five years.

Recent accounting pronouncements In June 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS 141), which supersedes APB Opinion No. 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 1581, "Business Combinations", which is consistent with SFAS 141. Those Statements will change the accounting for business combinations and goodwill. SFAS 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. These Statements also establish criteria for separate recognition of intangible assets acquired in a purchase business combination. These Statements also apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, Intangible Assets. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS 142. These Statements require that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Statements are effective for fiscal years beginning after December 15, 2001, and are required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial applicable of these Statements (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which these Statements become effective: goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of these Statements. The Company has not yet determined the impact, if any, of these Statements on its financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Asets to be Disposed of. SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this Statement on its financial statements.

21. CONTINGENCIES AND RELATED COMMITMENTS

The Company is subject to the considerations and risks of operating in Russia as a result of its 54.7% ownership of the Kubaka mine located in Far Eastern Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant. The fiscal periods remain open to review for three years by the tax and customs authorities with respect to tax liabilities.

The Company conducts business in Russia through its subsidiary, Omolon which is owned 45.3% by Russian shareholders. An assignee of one of the Russian shareholders has asserted that the original issuance of shares to the shareholder was flawed due to failure to follow certain registration procedures. As a result the assignee claims the share issuance was null and void and therefore it should have its money returned with compound interest. The total claim is for approximately $43.0 million. The Company has been advised by its counsel that Omolon has good defences available to it on the merits and that such counsel is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

The Company's 50% owned Chilean mining company Compania Minera Maricunga ("CMM") has entered into arbitration proceedings in Chile with the contractor that designed and built the mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not have a material adverse affect on the financial position, results of operations or cash flows of the Company.

The Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") has received a tax reassessment from the Chilean IRS. The reassessment is for $6.7 million disallowing certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. In addition, the Company has been idemnified by the third party for an amount in excess of the claim.

In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continualty changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

22. SUBSEQUENT EVENTS

On February 4, 2002, the Company announced a cash tender offer to purchase up to 894,600 Kinam Preferred Shares which it does not already own for $16.00 per share. If all of the non-controlling shares are acquired the Company would pay $14.3 million in cash.

On February 12, 2002, the Company issued 23,000,000 common shares from treasury for gross proceeds, before costs of the issue of $19.5 million. A portion of the proceeds of this offering will be used to finance the acquisition of the Kinam Preferred Shares owned by the non-controlling shareholders.

KINROSS GOLD CORPORATION

Supplemental Information

Quarterly Data

(expressed in millions of U.S. dollars except per share amounts) (unaudited)

	March Quarter		June Quarter		September Quarter		December Quarter		Full Year	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Revenue										
Mining revenue	$ 64.1	$ 70.0	$ 70.7	$ 66.4	$ 65.0	$ 64.3	$ 70.3	$ 70.3	$ 270.1	$ 271.0
Interest and other income	2.8	4.8	3.2	2.6	1.8	2.5	1.5	4.3	9.3	14.2
Mark-to-market gain (loss) on call options	3.1	–	(0.7)	–	(2.8)	–	3.9	4.1	3.5	4.1
	70.0	74.8	73.2	69.0	64.0	66.8	75.7	78.7	282.9	289.3
Expenses										
Operating	44.7	52.6	46.6	46.4	42.6	43.9	46.8	46.7	180.7	189.6
General and administrative	2.7	2.6	2.9	2.6	2.0	3.2	2.5	2.0	10.1	10.4
Exploration and business development	1.9	2.2	2.5	3.3	1.9	3.1	1.6	2.8	7.9	11.4
Depreciation, depletion and amortization	19.4	22.7	23.7	21.8	21.3	22.7	21.4	26.0	85.8	93.2
	68.7	80.1	75.7	74.1	67.8	72.9	72.3	77.5	284.5	304.6
(Loss) income before undernoted	1.3	(5.3)	(2.5)	(5.1)	(3.8)	(6.1)	3.4	1.2	(1.6)	(15.3)
Gain on sale of assets	–	2.6	–	0.9	–	–	1.2	0.6	1.2	4.1
Foreign exchange gain (loss)	(0.2)	0.2	(0.1)	0.1	(0.3)	0.1	(0.5)	0.1	(1.1)	0.5
Share in loss of associated companies	(0.4)	1.2	(0.3)	(0.1)	(0.2)	(1.6)	(1.3)	(7.6)	(2.2)	(8.1)
Interest expense on long-term liabilities	(2.9)	(3.6)	(2.3)	(4.1)	(2.2)	(3.4)	(1.7)	(3.2)	(9.1)	(14.3)
Write-down of marketable securities and long-term investments	–	–	–	–	–	–	–	(13.1)	–	(13.1)
Write-down of property, plant and equipment	–	–	–	–	–	–	(16.1)	(72.1)	(16.1)	(72.1)
Loss before taxes and dividends on convertible preferred shares of subsidiary company	(2.2)	(4.9)	(5.2)	(8.3)	(6.5)	(11.0)	(15.0)	(94.1)	(28.9)	(118.3)
(Provision for) recovery of income and mining taxes	(1.0)	(1.2)	0.9	(0.8)	(1.3)	(1.6)	(1.5)	2.7	(2.9)	(0.9)
Loss for the period before dividends on convertible preferred *shares of subsidiary company*	(3.2)	(6.1)	(4.3)	(9.1)	(7.8)	(12.6)	(16.5)	(91.4)	(31.8)	(119.2)
Dividends on convertible preferred shares of subsidiary company	(1.7)	(1.7)	(1.7)	(1.7)	(0.9)	(1.7)	(0.8)	(1.8)	(5.1)	(6.9)
Net loss for the period	(4.9)	(7.8)	(6.0)	(10.8)	(8.7)	(14.3)	(17.3)	(93.2)	(36.9)	(126.1)
Increase in equity component of convertible debentures	(1.9)	(1.8)	(1.9)	(1.7)	(1.9)	(1.8)	(2.0)	(1.9)	(7.7)	(7.2)
Net loss for the period attributable to common shareholders	$ (6.8)	$ (9.6)	$ (7.9)	$ (12.5)	$ (10.6)	$ (16.1)	$ (19.3)	$ (95.1)	$ (44.6)	$ (133.3)
Loss per share										
Basic	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.03)	$ (0.06)	$ (0.06)	$ (0.32)	$ (0.14)	$ (0.45)
Operating activities										
Loss for the period before dividends on convertible preferred shares of subsidiary company	$ (3.2)	$ (6.1)	$ (4.3)	$ (9.1)	$ (7.8)	$ (12.6)	$ (16.5)	$ (91.4)	$ (31.8)	$ (119.2)
Items not affecting cash	16.8	18.1	19.6	19.1	17.2	23.0	32.0	109.1	85.6	169.3
	13.6	12.0	15.3	10.0	9.4	10.4	15.5	17.7	53.8	50.1
Proceeds on restructuring of gold forward sales contracts	21.1	–	–	–	–	4.7	0.5	–	21.6	4.7
Site restoration cash expenditures	(1.2)	(1.1)	(1.4)	(1.7)	(1.9)	(2.3)	(2.6)	(4.5)	(7.1)	(9.6)
Changes in non-cash working capital items	(0.2)	4.7	(0.2)	(7.8)	5.2	8.8	1.9	(2.9)	6.7	2.8
Effect of exchange rate changes on cash	(0.6)	0.1	(0.3)	(1.6)	(0.1)	(0.8)	0.5	2.1	(0.5)	(0.2)
Cash flow provided from operating activities	32.7	15.7	13.4	(1.1)	12.6	20.8	15.8	12.4	74.5	47.8
Financing activities										
(Repurchase) issuance of common shares, net	0.2	(3.1)	0.3	(1.3)	2.3	0.3	2.6	2.0	5.4	(2.1)
Repayment of debt, net	(24.3)	(4.0)	(11.8)	(12.2)	(3.8)	(0.6)	(6.6)	(9.6)	(46.5)	(26.4)
Reduction of debt component of convertible debentures	(1.3)	(1.1)	(1.4)	(1.2)	(1.3)	(1.2)	(1.4)	(1.4)	(5.4)	(4.9)
Dividends on convertible preferred shares of subsidiary company	–	(1.7)	–	(1.7)	–	–	–	–	–	(3.4)
Cash flow used in financing activities	(25.4)	(9.9)	(12.9)	(16.4)	(2.8)	(1.5)	(5.4)	(9.0)	(46.5)	(36.8)
Investment activities										
Additions to property, plant and equipment	(11.5)	(8.4)	(4.6)	(12.2)	(9.2)	(11.6)	(5.6)	(9.4)	(30.9)	(41.6)

SUMMARIZED FIVE YEAR REVIEW

	2001	2000	1999	1998	1997
Operating results (in millions of U.S. dollars)					
Revenue	282.9	289.3	315.7	286.6	183.5
Net loss for the year	(36.9)	(126.1)	(240.7)	(245.4)	(83.7)
Cash flow provided from operating activities	74.5	47.8	69.5	102.0	46.6
Capital expenditures	30.4	41.6	44.0	33.8	39.9
Financial position (in millions of U.S. dollars)					
Cash and cash equivalents	81.0	77.8	113.9	153.4	190.3
Working capital	62.0	74.7	124.6	184.2	229.5
Total assets	577.6	700.0	882.4	1,114.8	461.0
Long-term debt[1]	95.3	147.8	179.1	196.7	55.2
Common shareholders' equity	328.8	338.7	475.6	686.6	353.7
Debt to total capitalization	20%	26%	24%	20%	13%
Operating statistics (unaudited)					
Gold production (thousand ounces)	937.9	932.4	1,006.5	823.7	429.0
Silver production (million ounces)	0.4	0.6	0.3	2.7	4.7
Total costs per equivalent ounce of gold	$ 193	$ 202	$ 196	$ 214	$ 268
Per share data					
Net loss basic	$ (0.14)	$ (0.45)	$ (0.83)	$ (1.08)	$ (0.71)
Net loss fully diluted	$ n/a	n/a	n/a	n/a	n/a
Cash flow provided from operating activities	$ 0.17	$ 0.17	$ 0.21	$ 0.23	$ 0.25

[1] Includes
- Long-term debt (current and long-term portions)
- Debt component of convertible debentures
- Redeemable retractable preferred shares

CORPORATE DATA

DIRECTORS

John A. Brough [2,3]
President
Torwest Inc.

Robert M. Buchan
Chairman and
Chief Executive Officer
Kinross Gold Corporation

Arthur H. Ditto
President and
Chief Operating Officer
Kinross Gold Corporation

John M.H. Huxley [2,3]
Principal
Algonquin Power Corporation

John A. Keyes [4,5]
Retired Mining Executive

Cameron A. Mingay [2,4,5]
Partner
Cassels, Brock & Blackwell LLP

John E. Oliver [1,3,4,5]
Executive Managing
Director and Co-head
Scotia Capital U.S.
Bank of Nova Scotia

OFFICERS

Robert M. Buchan
Chairman and
Chief Executive Officer

Arthur H. Ditto
President and
Chief Operating Officer

John W. Ivany
Executive Vice President

Brian W. Penny
Vice President, Finance
and Chief Financial Officer

Scott A. Caldwell
Senior Vice President,
Mining Operations

Jerry W. Danni
Vice President,
Environmental Affairs

Christopher T. Hill
Vice President, Treasurer

Gordon A. McCreary
Vice President,
Investor Relations and
Corporate Development

Ronald W. Stewart
Vice President, Exploration

Allan D. Schoening
Vice President,
Human Resources and
Community Relations

Shelley M. Riley
Corporate Secretary

CORPORATE OFFICE

52nd Floor, Scotia Plaza
40 King St. West
Toronto, Ontario
Canada M5H 3Y2
Tel: (416) 365-5123
Fax: (416) 363-6622
E-mail: info@kinross.com
Website: www.kinross.com

U.S. OFFICE

Suite 100,
802 E. Winchester,
Murray, UT 84107
Tel: (801) 290-1101
Fax: (801) 290-1102

TRANSFER AGENT & REGISTRAR

Computershare Trust
Company of Canada,
Toronto, Ontario
Tel: (416) 981-9633 or
1 (800) 663-9097

Computershare Trust
Company Inc.
Denver, Colorado
Tel: (303) 986-5400

LEGAL COUNSEL

Cassels, Brock & Blackwell LLP
Toronto, Ontario

Parr Waddoups Brown
Gee & Loveless
Salt Lake City, Utah

AUDITORS

Deloitte & Touche LLP
Toronto, Ontario

STOCK EXCHANGES

The Toronto Stock Exchange
– Symbol "K"

The American Stock Exchange
– Symbol "KGC"

ANNUAL GENERAL SHAREHOLDERS' MEETING

The Annual General
Meeting of Shareholders
will be held at 4:30 p.m.
on Tuesday, April 30, 2002
at the Design Exchange,
234 Bay Street, Toronto
Ontario, Canada

[1] Independant Board Leader
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Member of the Corporate Governance Committee
[5] Member of the Environmental Committee

"Paper money eventually goes down to its intrinsic value – zero."

Voltaire, 1729

"Although gold and silver are not money by nature, money is by nature gold and silver."

Karl Marx

"You have to choose (as a voter) between trusting the natural stability of gold and the natural stability and intelligence of the members of the government. And with due respect to these gentlemen, I advise you, as long as the capitalist system lasts, to vote for gold."

George Bernard Shaw

"Gold still represents the ultimate form of payment in the world. Fiat money in extremis is accepted by nobody. Gold is always accepted."

Alan Greenspan, May 20, 1999

Design: Crescent Design, Printing: Bowne of Toronto, Cover Photography: Rob Kinghorn

GOLD IS

KINROSS GOLD CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the "Meeting") of shareholders of **KINROSS GOLD CORPORATION** (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Tuesday, April 30, 2002 at 4:30 p.m. (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001, together with the auditors' reports therein;
2. To elect directors of the Corporation;
3. To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, so as to arrive not later than 4:30 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD

(Signed) Shelley M. Riley
Corporate Secretary

Toronto, Ontario
March 22, 2002

KINROSS GOLD CORPORATION
52nd Floor, Scotia Plaza
40 King St. West
Toronto, Ontario
M5H 3Y2

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Kinross Gold Corporation (the "Corporation") to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 4:30 p.m. (Toronto time) on Tuesday, April 30, 2002 or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but the proxies may also be solicited personally by directors, officers or regular employees of the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.** The total cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified on such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such rights may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of the Corporation, or at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 up to 4:30 p.m. (Toronto time) on the business day preceding the date of the Meeting, or any adjournment thereof, and with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The person named in the enclosed form of proxy will vote the common shares of the Corporation (the "Common Shares") in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions therein. **In the absence of such specification, such Common Shares will be voted in favour of each of the matters referred to herein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation had 357,862,955 Common Shares issued and outstanding, each carrying one vote. Each holder of a Common Share of record at the close of business on March 21, 2002, the record date established for notice of the meeting, will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at the date hereof to the knowledge of the directors or officers of the Corporation, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the issued and outstanding Common Shares.

DOLLAR FIGURES

Unless expressly stated to the contrary, all "$" figures contained in this Circular refer to United States dollars unless otherwise stated.

ELECTION OF DIRECTORS

At the Meeting seven directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. **The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.** Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Name and Place of Residence	Principal Occupation	Director Since	Common Shares Owned, Controlled or Directed (1)	Current Committees (3)	Meetings Attended (3)	
					Board (Total 6)	Committees
John A. Brough Vero Beach, FL	President, Torwest Inc. (real estate development company)	January 19, 1994	3,500	A, C	6 of 6	A – 4 of 4 C – 2 of 2
Robert M. Buchan (2) Toronto, ON	Chairman and Chief Executive Officer of the Corporation	May 31, 1993	401,368	None	6 of 6	
Arthur H. Ditto Toronto, ON	President and Chief Operating Officer of the Corporation	May 31, 1993	526,893	None	6 of 6	
John A. Keyes The Woodlands, TX	Retired Mining Executive	November 7, 2001	5,000	E, CG	1 of 1	
John M.H. Huxley Toronto, ON	Principal, Algonquin Power Corporation Inc. (power company)	May 31, 1993	124,811	A, C	5 of 6	A – 4 of 4 C – 2 of 2
John E. Oliver (4) San Francisco, CA	Executive Managing Director and Co-Head Scotia Capital U.S., Bank of Nova Scotia (financial institution)	March 7, 1995	22,080	C, CG, E	6 of 6	C – 2 of 2 CG – 2 of 2 E – 2 of 2
Cameron A. Mingay Toronto, ON	Partner, Cassels Brock & Blackwell LLP (law firm)	January 12, 2001	5,000	A, CG, E	6 of 6	A – 3 of 3 CG – 2 of 2 E – 2 of 2

(1) Information respecting holdings of Common Shares has been provided by individual directors.
(2) Mr. Buchan also holds 384,613 convertible preferred shares of the Corporation which are convertible into 3,175,173 Common Shares.
(3) Committees: A-Audit, C-Compensation, CG-Corporate Governance, E-Environmental.
  (a) The attendance record of Mr. Bruce E. Grewcock, who resigned at December 31, 2001, is as follows: 5 of 6 Board Meetings and 6 of 6 Committee Meetings.
  (b) Mr. John A. Keyes was elected as a member of the board and appointed a member of the Environmental Committee on November 7, 2001 and subsequently appointed as a member of the Corporate Governance Committee on February 13, 2002.
(4) Mr. Oliver was appointed as Independent Board Leader on February 13, 2002.

Each of the directors has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. John A. Brough, Cameron A. Mingay and John A. Keyes. Mr. Brough, prior to February 1998, was Executive Vice President and Chief Financial Officer of iStar Internet Inc., Mr. Mingay, prior to June, 1999 was a Partner with Smith Lyons and Mr. Keyes, prior to January, 2001 was President and Chief Operating Officer of Battle Mountain Gold and prior thereto was Senior Vice President of Battle Mountain Gold.

The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled, for the election of the nominees whose name are set forth above, unless the shareholder who has given such proxy has directed that the Common Shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that their nominees will be unable to serve as directors, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominees in their discretion.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, independent chartered public accountants, were first appointed auditors of the Corporation on May 31, 1993.

The Board of Directors of the Corporation proposes that Deloitte & Touche LLP be appointed as the Corporation's independent auditors for the year ended December 31, 2002, and that the Corporation's directors be authorized to fix their remuneration. A majority of the votes, voted by the shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

Unless the shareholder has specified in the enclosed form of proxy that shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of the reappointment of Deloitte & Touche LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

EXECUTIVE COMPENSATION

The following table (presented in accordance with Form 40 of the Regulation (the "Regulation") made under the *Securities Act* (Ontario) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2001 (to the extent required by the Regulation) in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer and the four senior executive officers, whose total salary exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Annual			Long Term Compensation		All other Compensation
	Year	Salary $	Bonus $	Common Share Options Granted #	Restricted Shares Rights Granted #	
Robert M. Buchan Chairman and CEO	2001	387,360	64,560(2)	200,000	-	52,534
	2000	403,932	-	1,000,000	-	79,183
	1999	403,850	146,194(3)	500,000	-	95,109
Arthur H. Ditto President and COO	2001	228,421	32,900	125,000	-	23,398
	2000	232,183	-	435,000	-	43,380
	1999	232,164	92,160	250,000	-	44,457
John W. Ivany Exec. Vice President	2001	193,680	64,560	80,000	-	22,055
	2000	185,135	-	280,000	-	21,933
	1999	185,098	57,212	250,000	-	20,584
Scott A. Caldwell Senior Vice-President Mining Operations	2001	172,892	63,527	80,000	-	35,341(4)
	2000	175,037	26,929	100,000	72,000	17,371
	1999	175,002	40,385	250,000	-	25,638

Name and Principal Position	Annual			Long Term Compensation		All other Compensation
	Year	Salary $	Bonus $	Common Share Options Granted #	Restricted Shares Rights Granted #	
Brian W. Penny Vice President Finance and CFO	2001	159,592	47,904	70,000	-	30,613(4)
	2000	161,573	16,830	110,000	28,000	13,775
	1999	161,540	29,616	100,000	-	15,186

(1) Compensation, which is paid in Canadian dollars, is reported in the financial statements in United States dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 1999 – 1.4857, 2000 – 1.4854, 2001 – 1.5489
(2) Paid in January, 2002.
(3) This amount represents bonus for 1999 of which $63,943 was paid in 1999 and $82,251 was paid in 2000.
(4) Included in all other compensation is the value of the common stock received under the restricted share rights granted in 2000.

For the period January 1 to December 31, 2001, the five senior executives of the Corporation received salaries, bonuses and other compensation totalling $1,579,337 in respect of services rendered to the Corporation and its subsidiaries.

Option Grants in Last Fiscal Year

The following table (presented in accordance with Form 40 of the Regulation) sets forth stock options granted under the Corporation's Stock Option Plan during the fiscal year ended December 31, 2001 to each of the Named Executive Officers.

In the case of Messrs. Buchan and Ditto, the options become exercisable as to 33 1/3% on each of the first, second and third anniversary of the date of grant. In the case of Messrs. Ivany, Caldwell and Penny the options become exercisable as to 50% on each of the first and second anniversary of the date of grant. The exercise price of the option is the market value (as defined in the Corporation's Share Incentive Plan) of the Common Shares on the date of grant.

Option Grants in Last Fiscal Year

Name	Number	%	Average Exercise Price (Cdn. $/Share)	Market Value on Grant (Cdn. $/Share)	Date of Expiry
Robert M. Buchan	200,000	14.03%	1.53	1.53	20/09/06
Arthur H. Ditto	125,000	8.77%	1.53	1.53	20/09/06
John W. Ivany	80,000	5.61%	1.53	1.53	20/09/06
Scott A. Caldwell	80,000	5.61%	1.53	1.53	20/09/06
Brian W. Penny	70,000	4.91%	1.53	1.53	20/09/06

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table (presented in accordance with Form 40 of the Regulation) sets forth details of exercised stock options during the fiscal year ended December 31, 2001 by each of the Named Executive Officers and the fiscal year end value of unexercised options on an aggregate basis.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Common Shares Acquired on Exercise	Aggregate Value Realized ($)[1]	Unexercised at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (Cdn$)[2] Exercisable/Unexercisable
Robert M. Buchan	-	-	2,583,333/366,667	90,000/0
Arthur H. Ditto	-	-	1,151,666/208,334	39,150/0
John W. Ivany	-	-	646,666/163,334	25,200/0
Scott A. Caldwell	-	-	466,666/163,334	9,000/0
Brian W. Penny	-	-	376,667/103,333	9,900/0

(1) Calculated using the closing price for a board lot of Common Shares on the TSE.
(2) Value of unexercised-in-the-money options calculated using the closing price of Cdn. $1.19 of the Common Shares of the Corporation on the TSE on December 31, 2001, less the exercise price of in-the-money stock options.

Pension Plans

Canada

In 1997, the Corporation established a deferred profit sharing plan and a registered retirement savings plan covering all of the Canadian non-unionized employees. The deferred profit sharing plan provides for basic contributions by the Corporation (which cannot be less than 4% of the member's compensation). In addition, there is an annual profit sharing contribution based on the Corporation's financial performance. The Corporation contributed an aggregate of $62,721 to the deferred profit sharing plan on behalf of the Named Executive Officers during the year ended December 31, 2001.

The registered retirement savings plan is available to all non-unionized Canadian employees and allows for the minimum contribution of Cdn. $60 per month with the Corporation matching 100% of this amount with any additional contributions being matched by 50% up to a maximum of Cdn. $30. The Corporation contributed $2,788 to the registered retirement savings plan on behalf of each of Messrs. Buchan, Caldwell, Ivany and Penny during the year ended December 31, 2001.

United States

The Corporation's subsidiary, Kinross Gold U.S.A., Inc., has various pension plans in which one executive officer is eligible to participate. The Corporation is required to make certain contributions to the pension plans on behalf of Arthur H. Ditto.

Employees are allowed to make contributions to the 401(k) Savings Plan from salary deductions each year subject to certain limitations. The Corporation has in past years made matching contributions of 50% of each employee's contributions, but subject to a maximum contribution of 3% of the employee's annual compensation. Employees are always fully vested in their own salary deferral contributions and become fully vested (in 33 1/3% increments) in any contribution by the Corporation after three years. Participants are allowed to direct the investment of their account within a group of designated investment funds. The Corporation contributed $4,576 to the 401(k) Savings Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

The Corporation established a defined contribution money purchase plan (the "Money Purchase Plan") in which substantially all of the employees in the United States participate. The Money Purchase Plan is funded entirely by the Corporation. The Corporation contributes 5% of the employees' annual wages to this plan. The Corporation is required to make contributions to this plan such that no unfunded pension benefit obligations exist. Participants are allowed to direct the investment of the pension plan account balances. The Corporation contributed $8,676 to the Money Purchase Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

Employment Contracts

The Corporation has entered into a severance agreement with each of the Named Executive Officers. Each of the severance agreements provides for a severance payment equal to two (in the case of Messrs. Ivany, Caldwell and Penny) or 2.5 (in the case of Messrs. Buchan and Ditto) multiplied by the sum of the Named Executive Officer's annual compensation (annual base salary) and target bonus. In the case of Messrs. Buchan and Ditto, the severance payment is paid to the Named Executive Officer following a change of control of the Corporation, at the option of the Named Executive Officer. In the case of Messrs. Ivany, Caldwell and Penny, the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive, (ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Ivany, Caldwell and Penny provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

Other than as described above, the Corporation (and its subsidiaries) have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation (and its subsidiaries), from a change of control of the Corporation (and its subsidiaries) or a change in the Named Executive Officers' responsibilities following a change of control.

Directors and Officers' Insurance

The Corporation has purchased an insurance policy which covers actions against its directors and officers. The policy covers judgements and defence costs of up to $25,000,000 per lawsuit, with a maximum coverage of $25,000,000 per year. The total premium paid for this policy for the period June 1, 2001 to February 1, 2003 was $210,000.

Indebtedness of Directors/Executive Officers under the Stock Option Plan

The Corporation has provided financial assistance to directors/employees in the past in connection with the Stock Option Plan. Certain executive officers of the Corporation have received assistance in the form of loans for a term of ten years (of which the first five years are interest-free) for repayment of which they have provided or undertaken to provide security to the Corporation by way of a charge on all securities purchased pursuant to the Corporation's Stock Option Plan with such financial assistance. In 2001, the Corporation amended the Stock Option Plan by removing the loan provision to directors/employees.

The following table (presented in accordance with Form 30 of the Regulation) sets forth the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of the Corporation's Stock Option Plan.

Indebtedness of Directors/Executive Officers under the Stock Option Plan

Name of Principal Position	Involvement of the Corporation	Largest Amount Outstanding During the Year (Cdn. $)	Amount Outstanding as at March 22, 2002 (Cdn. $)	Fiscally Assisted Securities Purchased During the Year	Security for Indebtedness (No. of Shares)
Gordon A. McCreary Vice President, Investor Relations and Corporate Development	Lender	35,000	35,000	25,000	25,000
Shelley M. Riley Corporate Secretary	Lender	29,500	8,750	23,567	23,567

Compensation of Directors

Each director who is not a salaried employee of the Corporation or any of its subsidiaries is paid Cdn.$15,000 per annum for his services as a director. Directors are also paid a fee of Cdn.$1,250 for attendance at meetings of the Board of Directors of the Corporation. The remuneration provided above is paid quarterly in arrears. In addition, such directors are entitled to the reimbursement of their expenses. Additionally, members of the Audit, Compensation, Corporate Governance and Environmental Committees receive a fee of Cdn.$1,250 per meeting and the Chairman of each of these committees receives Cdn.$2,000 for acting in this capacity.

Each director who is not a salaried employee of the Corporation also receives an initial grant of stock options pursuant to the Stock Option Plan upon joining the board, the number of such options being determined by the Board of Directors of the Corporation.

In the year ended December 31, 2001, the following options were granted to the non-executive directors of the Corporation pursuant to the Corporation's Stock Option Plan:

Name	Date of Grant D/M/Y	Company Shares Under Options Granted	Exercise Price (Cdn.$/Share)	Market Value of Securities Underlying Options on Date of Grant (Cdn.$/Share)	Expiration D/M/Y
John a. Keyes	07/11/01	100,000	1.35	1.35	07/11/06
Cameron A. Mingay	12/01/01	100,000	0.81	0.81	12/01/06

Activities of the Compensation Committee

The Compensation Committee members are Messrs. Huxley (Chairman), Brough and Oliver, all of whom are unrelated directors, as defined in the corporate governance guidelines of the TSE (the "TSE Guidelines"). In carrying out its mandate, the Compensation Committee met twice during the year ended December 31, 2001, on November 8 and December 13. In addition to the activities reported below, the Compensation Committee developed a written charter for the Compensation Committee and recommended the adoption of its charter to the Board of Directors.

Report on Executive Compensation

Executive Compensation Program

During the year ended December 31, 2001, the Compensation Committee received a report from the Vice President, Human Resources on the compensation review process which had been undertaken. The executive compensation program of the Corporation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of the Corporation. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and restricted share rights.

Base Salary

Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation.

The Chairman and Chief Executive Officer presents salary recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee's recommendations for the base salaries for the senior officers are then submitted for approval by the Board of Directors of the Corporation.

Chairman and Chief Executive Officer Compensation

The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the Chairman and Chief Executive Officer. In setting the Chairman and Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the Chairman and Chief Executive Officer's impact on the achievement of the Corporation's objectives for the previous financial year. The Compensation Committee's recommendation for the base salary for the Chairman and Chief Executive Officer is submitted for approval to the Board of Directors.

Bonus

The Chairman and Chief Executive Officer of the Corporation presents recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee then determines bonuses for the senior officers and reports the amounts to the Board of Directors of the Corporation. During the year ended December 31, 2001, the Compensation Committee made recommendations to the Vice President, Human Resources for the implementation of a more structured approach to year-end bonus determination and suggested a framework to be developed by management.

Options

The Stock Option Plan of the Corporation is administered by the Compensation Committee and forms part of the Corporation's Share Incentive Plan, which consists of the Stock Option Plan and the Share Purchase Plan. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Corporation. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Corporation.

The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSE on the trading day preceding the day on which the option is granted. The options are for a term of five years and have various vesting periods.

The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 12,500,000 in the aggregate, representing 61% of the total Common Shares allocated to the Corporation's Share Incentive Plan. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

The initial grant of options to directors, officers and employees of the Corporation and options granted by and inherited from the Corporation's predecessor companies were ratified by the full Board of Directors of the Corporation. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of the Corporation.

Share Purchase Plan

The Share Purchase Plan of the Corporation is administered by the Compensation Committee and forms part of the Corporation's Share Incentive Plan. The Share Purchase Plan is designed to advance the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation.

Employees, including officers, of the Corporation are entitled to contribute up to 10% of their annual basic salary to the Share Purchase Plan. The Corporation matches the participant's contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Corporation.

The purchase price per share is the weighted average trading price or the average of the high and low board lot trading prices of the Common Shares on the TSE, for participants resident in Canada, or the American Stock Exchange, for participants resident in the United States, for the five consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 8,000,000

Common Shares in the aggregate, representing 39% of the total number of Common Shares allocated to the Corporation's Share Incentive Plan.

Restricted Share Rights

The Restricted Share Plan of the Corporation is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of the Corporation through the motivation, attraction and retention of employees, directors and consultants of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares by key employees, directors and consultants of the Corporation. Restricted share rights ("Restricted Share Rights") may be granted by the Compensation Committee to employees, officers, directors and consultants of the Corporation as a discretionary payment in consideration of past services to the Corporation. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of the Corporation.

A Restricted Share Right is exercisable into one Common Share for a certain period of time in accordance with the terms of the Restricted Share Plan. The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 1,000,000. The maximum number of Common Shares issuable to insiders pursuant to the Restricted Share Plan, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Restricted Share Plan, within a one-year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and the Corporation which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

The foregoing report dated March 22, 2002 has been furnished by the Chairman of Compensation Committee on the Committee's behalf.

(Signed) John M.H. Huxley

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following chart (as required by Form 40 of the Regulation) compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSE 300 Index and the TSE Gold and Silver Index for the period December 31, 1996 to December 31, 2001.

Comparison of Cumulative Total Shareholder Return on the Common Shares, the TSE 300 Index and the TSE Gold and Silver Index


Kinross Relative Performance
December 31, 1996 = 100
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
1996
1997
1998
1999
2000
2001
Kinross
TSE 300 Index
TSE Gold and Silver Index

CORPORATE GOVERNANCE

During the past year, the Board of Directors of the Corporation developed, through the Corporate Governance Committee, with input from the other committees, management and legal counsel, a corporate governance regime based on the recommendations of the Final Report of the Joint Committee on Corporate Governance chaired by Ms. Guylaine Saucier (the "Saucier Report") and the TSE Guidelines. Specifically, the Board of Directors adopted a Charter of the Board of Directors, a Charter for each of the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Committee and appointed an independent board leader (the "Independent Board Leader") to which has been assigned specific responsibilities pursuant to a role description adopted by the Board of Directors.

Board of Directors

Board Charter

The Corporation's Board of Directors' mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Compensation Committee and Environmental Committee. The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors include regular meetings with management to discuss specific aspects of the operations of the

Corporation. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

- Appointing the Independent Board Leader who will be responsible for specific functions to ensure the independence of the Board of Directors.
- The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.
- The review and approval of corporate objectives and goals applicable to senior management of the Corporation.
- Defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time.
- Obtaining periodic reports from management on the Corporation's operations including reports on security issues surrounding the Corporation's assets (property and employees) and the relevant mechanisms that management has in place.

Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Corporation is available upon request to the Corporate Secretary of the Corporation.

Report on Board Activities

Currently, the Board of Directors of the Corporation consists of seven persons of which four are unrelated: Messrs. Brough, Keyes, Huxley and Oliver. An "unrelated" director, under the TSE Guidelines, is a director who is independent of management and is free from any interest in any business or other relationship which could, or reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

In carrying out its mandate, the Board of Directors met six times during the fiscal year ended December 31, 2001. At such meetings and pursuant to written resolutions, the Board of Directors reviewed and approved or ratified various corporate decisions, such as entering into material transactions and issuance of securities of the Corporation; appointed or reappointed the officers of the Corporation and the members of each of the committees of the Board of Directors; reviewed with management on a quarterly basis, the mining operations and exploration activities of the Corporation, including its lost time incident rates, its number of active and inactive employees and environmental compliance; received reports from the chairman of each of the committees regarding their activities; received regular reports on the Corporation's hedging activities; reviewed and approved the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2000, as well as the consolidated financial statements for the first, second and third quarter of the year ended December 31, 2001.

In addition, the Board of Directors adopted in November 2001, the Kinross Securities Compliance Policy and Framework (see "Corporate Governance Committee – Report on Activities of Corporate Governance Committee"). The Board delegated various responsibilities to each of its committees and such delegation was formalized in November 2001 by the adoption of formal charters for each committee. The

Corporation also appointed the Independent Board Leader in February 2002. (See "Independent Board Leader" and "Corporate Governance Committee - Report on Activities of the Corporate Governance Committee").

The foregoing report dated this 22nd day of March, 2002 has been furnished by the Independent Board Leader on behalf of the Board of Directors:

(Signed) John E. Oliver

Independent Board Leader

Position Description

The Independent Board Leader is an outside and unrelated director who has been designated by the full Board to enhance and protect, with the Corporate Governance Committee and the other committees of the Board, the independence of the Board of Directors of the Corporation. The responsibilities of the Independent Board Leader are comprised substantially of the responsibilities set out in Appendix "B" of the Saucier Report. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent committee of the Board and include responsibilities such as chairing all meetings of outside directors; providing leadership to the Board to enhance the Board's effectiveness; managing the Board; acting as a liaison between the Board and management; and representing the Corporation to certain external groups. A copy of the role description of the Independent Board Leader is available upon request to Corporate Secretary of the Corporation.

Report on Independent Board Leader Activities

Mr. John E. Oliver was appointed by the Board of Directors as Independent Board Leader in February 2002. Mr. Oliver is an outside and unrelated director in accordance with the Saucier Report. As the appointment of an Independent Board Leader of the Corporation was effected in February, 2002, there is no activity to be reported with regard to the Independent Board Leader for the year ended December 31, 2001.

Board Committees

Corporate Governance Committee

Corporate Governance Committee Charter

The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Corporation's approach to matters of corporate governance, including, assisting the Independent Board Leader in carrying out his responsibilities; assessing the effectiveness of the Board as a whole, its committees and individual directors; supervising the Corporation's securities compliance procedures; reviewing the composition of the Board; analyzing the needs, when vacancies arise on the Board, for new nominees; ensuring that an appropriate selection process for new nominees is in place; and dealing with succession planning issues relating to senior management.

The Corporate Governance Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Corporate Governance Committee Charter is available upon request to the Corporate Secretary.

Report on Activities of Corporate Governance Committee

The Corporate Governance Committee members are Messrs. Oliver (Chairman), Keyes and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In carrying out its mandate, the Corporate Governance Committee met twice during the year ended December 31, 2001, on August 1 and November 7.

At its August 1, 2001 meeting, the Corporate Governance Committee discussed the Corporation's securities compliance practices and concluded that management should implement procedures to increase diligence in securities compliance matters relating to the Corporation. The Corporate Governance Committee also considered the need for improvements in corporate governance practices, and determined it would be advantageous to adopt a written charter for each committee of the Board of Directors. In addition, in order to ensure adherence to the committee mandates set forth in the charters of the respective committees, it was decided that each committee chairman should be seized with the responsibility of reporting the year's activities of his or her committee directly to the shareholders of the Corporation.

The Corporate Governance Committee mandated Cassels Brock & Blackwell LLP to conduct a full review of, and to report on, the Corporation's securities compliance and corporate governance practices and to develop, for the Corporation, a written framework in connection with securities compliance and corporate governance. At its November 7, 2001 meeting, the Corporate Governance Committee received from Cassels Brock & Blackwell LLP, its report; a draft of the Kinross Gold Corporation Securities Compliance Policy and Framework, consisting of various written procedures relating to compliance matters such as insider trading, insider reporting, selective disclosure, electronic disclosure and mining disclosure, as well as transaction management mechanisms, internal compliance audit processes and reporting processes to the Corporate Governance Committee; and drafts of the various charters of the Board and of each of its committees.

The Corporate Governance Committee recommended for adoption by the Board of Directors, the Kinross Securities Compliance Policy and Framework and this Policy and Framework was adopted by the Board in November 2001. At the same meeting, the Board adopted the Corporate Governance Committee Charter and the Board of Directors Charter.

At a meeting held in February 2002, the Board approved the appointment of, and the adoption of a role description for, the Independent Board Leader.

The Corporation's corporate governance practices are based upon and comply with the recommendations contained in the Saucier Report and the TSE Guidelines, except as follows. No formal programs are in place yet for the purposes of proposing new members to the Board, providing orientation and education for new recruits to the Board or for assessing the effectiveness of the board as a whole, the committees or the contribution of individual directors. In addition, no formal position description exists for the Chief Executive Officer and, as a consequence, there is no formal assessment process. These responsibilities have been delegated to the Corporate Governance Committee pursuant to its charter, and, in turn, delegated to the Independent Board Leader and will be undertaken by the Independent Board Leader.

The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Corporate Governance Committee on the Committee's behalf.

(Signed) John E. Oliver

Audit Committee

Audit Committee Charter

The mandate of the Audit Committee has been formalized in a written charter. Generally its mandate is to provide assistance to the Board of Directors of the Corporation in fulfilling its financial reporting and control responsibilities to the shareholders of the Corporation and the investment community. Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems; review and appraise the audit activities of the Corporation's independent auditors and the internal audit function; and provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee is also responsible for, among other things, the identification of significant business, political, financial and control risks and exposure and assessing the steps management has taken to minimize such risks to the Corporation.

The Audit Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have a working familiarity of basic finance and accounting practices, and at least one member must have accounting or related financial management expertise. A copy of the Amended Charter of the Corporate Governance Committee is available upon request to the Corporate Secretary of the Corporation.

Report on Activities of Audit Committee

The Audit Committee members are Messrs. Brough (Chairman), Huxley and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In carrying out its mandate, the Audit Committee met four times during the year ended December 31, 2001, on February 14, May 1, August 1 and November 7. At such meetings the Audit Committee reviewed, with the Vice-President, Finance and Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2000, as well as the consolidated financial statements for the first, second and third quarters of the year ended December 31, 2001. For each of the financial statements, the Audit Committee received the input and comments of the Corporation's auditors, which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation. On November 7, 2001, the Audit Committee reviewed a draft of the Amended Charter of the Audit Committee. The Audit Committee recommended the adoption of the Amended Charter of the Audit Committee to the Board of Directors.

The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Audit Committee on the Committee's behalf.

(Signed) John A. Brough

Compensation Committee

Compensation Committee Charter

The mandate of the Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of the various committees of the Board, the Independent Board Leader and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, independent board leaders, management and employees of other mining companies to ensure the Corporation's compensation programs are competitive, ensuring that the Corporation can attract, motivate and retain high calibre individuals.

The Compensation Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Compensation Committee Charter is available upon request to the Corporate Secretary and for the report of such committee for the year ended December 31, 2001, see "Executive Compensation".

Environmental Committee

Environmental Committee Charter

The mandate of the Environmental Committee has been formalized in its written charter. Generally, the mandate of the Environmental Committee is to oversee the development and implementation of policies and best practices of the Corporation relating to environmental issues in order to ensure compliance with environmental laws. This includes assisting the Vice-President, Environmental Affairs and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework and monitoring its effectiveness and discussing with management any necessary improvements to such policy and its framework of implementation.

The Environmental Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Environmental Committee Charter is available upon request to the Corporate Secretary.

Report on Activities of the Environmental Committee

The Environmental Committee members are Messrs. Keyes (Chairman), Oliver and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In order to carry out its mandate, the Environmental Committee met twice during the year ended December 31, 2001, on August 1 and November 7.

On August 1, 2001, the Environmental Committee considered the year to date environmental performance review; received from the Vice-President, Environmental Affairs, an environmental audit program status report and approved a rating system for ranking the relative significance of exceptions identified; reviewed site environmental management plan development; considered and approved the

Environmental Performance Index to provide numeral measure of overall environmental performance for each of the Corporation's operations.

On November 7, 2001, the Environmental Committee considered the quarter and year to date environmental performance review; considered and approved the revised Kinross Gold Corporation Environmental Policy and Framework; received, from the Vice-President, Environmental Affairs, a status report on site environmental audits and corrective action plans; conducted a review of closure and reclamation costs; and received from the Vice-President, Environmental Affairs a presentation on the 2002 Kinross Environmental Business Plan, including goals and objectives. The Environmental Committee reviewed a draft of the Charter of the Environmental Committee and recommended its adoption to the Board.

The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Environmental Committee on the Committee's behalf.

(Signed) John A. Keyes

Shareholder Feedback

The Corporation has a Vice-President, Investor Relations and Corporate Development as well as an Investor Relations Officer who handles inquiries from the investment community. All shareholder inquiries are directed to the Corporate Secretary of the Corporation. Shareholder inquiries are responded to promptly by the appropriate individual within the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's last financial year, no director, senior officer or principal shareholder of the Corporation, nor any affiliate or associate thereof, has had any material interest, direct or indirect, in any transaction which has or will materially affect the Corporation.

Additional Information

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

Directors' Approval

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 22nd day of March, 2002.

(Signed) Robert M. Buchan
Chairman and Chief
Executive Officer

(Signed) Brian W. Penny
Vice President, Finance and
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By: [signature]
Shelley M. Riley
Corporate Secretary

April 5, 2002.